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                                                                    Exhibit 99.4



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                                    CII TRUST

                                 NOTE INDENTURE

                                  MAY 5, 2006

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                                TABLE OF CONTENTS

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
ARTICLE 1 DEFINITIONS....................................................     1
   1.1     Definitions and Interpretation................................     1
   1.2     Meaning of "outstanding" for Certain Purposes.................     4
   1.3     Gender and Number.............................................     4
   1.4     Currency......................................................     4
   1.5     Day Not a Business Day........................................     4
   1.6     Waiver, Amendment.............................................     4
   1.7     Construction..................................................     5
   1.8     Per Annum Calculations........................................     5
   1.9     Significant Payments..........................................     5

ARTICLE 2 THE NOTES......................................................     5
   2.1     Notes Issuable In Series......................................     5
   2.2     Designation, Terms and Form of Series 1 Notes.................     5
   2.3     Designation, Terms and Form of Series 2 Notes.................     6
   2.4     Designation, Terms and Form of Series 3 Notes.................     7
   2.5     Payment at Maturity...........................................     7
   2.6     Interest......................................................     7
   2.7     Prescription..................................................     8
   2.8     Issuance of Series 1 Notes....................................     8
   2.9     Reservation and Issuance of Series 2 Notes....................     9
   2.10    Reservation and Issuance of Series 3 Notes....................     9
   2.11    Trustee's Reliance............................................    10
   2.12    Execution of Notes............................................    10
   2.13    Certification by the Trustee..................................    10
   2.14    Registration and Transfer of Notes............................    10
   2.15    Person Entitled to Payment....................................    11
   2.16    Replacement of Notes..........................................    13
   2.17    Exchange of Notes.............................................    13
   2.18    Payment of Interest and Principal.............................    13
   2.19    Rank and Subordination........................................    13
   2.20    No Fractional Notes...........................................    14
   2.21    Tax Withholdings..............................................    14
   2.22    Reliance by Trustee...........................................    14

ARTICLE 3 REDEMPTION, PURCHASE AND CANCELLATION..........................    14
   3.1     Redemption of Notes; Notice to Trustee........................    14
   3.2     Places of Payment.............................................    14
   3.3     Notice of Redemption..........................................    14
   3.4     Series 1 Notes of the Fund....................................    15
   3.5     Notes Due on Redemption Date..................................    15
   3.6     Deposit of Redemption Monies..................................    15
   3.7     Failure to Surrender Notes Called for Redemption..............    15
   3.8     Less than all Notes Redeemed..................................    16
   3.9     Purchase of Notes.............................................    16
   3.10    Cancellation of Purchased Notes...............................    16
   3.11    Cooperation Between Issuer and Trustee........................    16

ARTICLE 4 SUBORDINATION TO SENIOR INDEBTEDNESS...........................    16
   4.1     Agreement to Subordinate......................................    16
   4.2     Liquidation; Dissolution; Bankruptcy..........................    17
   4.3     Default on Senior Indebtedness................................    17
   4.4     Acceleration of Notes.........................................    18
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
   4.5     When Distribution Must Be Paid Over...........................    18
   4.6     Notice by the Issuer..........................................    18
   4.7     Subrogation...................................................    18
   4.8     Relative Rights...............................................    18
   4.9     Subordination Not To Be Impaired..............................    19
   4.10    Distribution or Notice........................................    19
   4.11    Rights of Trustee and Paying Agent............................    19
   4.12    Authorization to Effect Subordination.........................    19
   4.13    Payments of Notes Permitted...................................    20
   4.14    Trustee Not Fiduciary for Holders of Senior Indebtedness......    20
   4.15    Trustee May Hold Senior Indebtedness..........................    20
   4.16    Altering the Senior Indebtedness..............................    20
   4.17    Additional Indebtedness.......................................    20
   4.18    Amendments to Article 4.......................................    20

ARTICLE 5 COVENANTS OF THE ISSUER........................................    21
   5.1     General Covenants.............................................    21
   5.2     Trustee's Remuneration and Expenses...........................    21
   5.3     Trustee to Give Notice of Default.............................    22
   5.4     Performance of Covenants by Trustee...........................    22

ARTICLE 6 DEFAULT AND ENFORCEMENT........................................    22
   6.1     Events of Default.............................................    22
   6.2     Acceleration on Default.......................................    23
   6.3     Waiver of Default or Breach...................................    23
   6.4     Proceedings by the Trustee....................................    23
   6.5     Suits by Noteholders..........................................    24
   6.6     Application of Monies Received by Trustee.....................    24
   6.7     Distribution of Proceeds......................................    25
   6.8     Immunity of the Issuer Trustees, etc..........................    25
   6.9     Remedies Cumulative...........................................    26
   6.10    Judgment Against the Issuer...................................    26

ARTICLE 7 SATISFACTION AND DISCHARGE.....................................    26
   7.1     Payment of Principal Amount...................................    26
   7.2     Cancellation and Destruction..................................    26
   7.3     Non-Presentation of Notes.....................................    26
   7.4     Repayment of Unclaimed Monies to the Issuer...................    27
   7.5     Release from Covenants........................................    27

ARTICLE 8 CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER..................    27
   8.1     Certain Requirements in Respect of Merger, etc................    27
   8.2     Vesting of Powers in Successor................................    28
   8.3     Execution of Supplemental Indenture...........................    28

ARTICLE 9 MEETINGS OF NOTEHOLDERS........................................    28
   9.1     Right to Convene Meeting......................................    28
   9.2     Notice of Meeting of Noteholders..............................    29
   9.3     Quorum........................................................    29
   9.4     Chairman......................................................    29
   9.5     Power to Adjourn..............................................    29
   9.6     Show of Hands.................................................    29
   9.7     Poll..........................................................    30
   9.8     Voting........................................................    30
   9.9     Record Dates..................................................    30
   9.10    Proxies.......................................................    30
   9.11    Resolution in Lieu of Meeting.................................    30
   9.12    The Issuer and Trustee may be Represented.....................    30
   9.13    Powers Exercisable by Special Resolution......................    31
   9.14    Meaning of "Special Resolution"...............................    32

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
   9.15    Series Approval...............................................    32
   9.16    Minutes.......................................................    33
   9.17    Effect of Resolutions.........................................    33

ARTICLE 10 SUPPLEMENTAL INDENTURES.......................................    33
   10.1    Provision for Supplemental Indentures for Certain Purposes....    33
   10.2    Binding Effect of Modifications...............................    34

ARTICLE 11 CONCERNING THE TRUSTEE........................................    34
   11.1    Conditions Precedent to Trustee's Obligation to Act...........    34
   11.2    Requirement for Funds and Indemnity...........................    35
   11.3    Evidence......................................................    35
   11.4    Experts and Advisers..........................................    36
   11.5    Investment of Funds...........................................    36
   11.6    Action by Trustee to Protect Interests........................    36
   11.7    Trustee not Required to give Security.........................    36
   11.8    Trustee's Cheque to Satisfy Liability.........................    36
   11.9    Protection of Trustee.........................................    37
   11.10   Replacement of Trustee........................................    38
   11.11   Conflict of Interest..........................................    38
   11.12   Delegation of Powers..........................................    38
   11.13   Acceptance of Trust...........................................    38
   11.14   Other.........................................................    39

ARTICLE 12 MISCELLANEOUS.................................................    39
   12.1    Severability..................................................    39
   12.2    Notices to Parties............................................    39
   12.3    Execution and Effect of Restated Indenture....................    40
   12.4    Consolidations................................................    40
   12.5    Counterparts..................................................    40
   12.6    Authorship....................................................    40
   12.7    Successors and Assigns........................................    41
   12.8    Time of the Essence...........................................    41
   12.9    Governing Law.................................................    41
   12.10   Attornment....................................................    41
   12.11   In Respect of the Issuer......................................    41
   12.12   The Issuer Trustees Acting as Trustees Only...................    41
   12.13   Language......................................................    41

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                                    CII TRUST

                                 NOTE INDENTURE

THIS INDENTURE is made as of the 5th day of May, 2006.

BETWEEN:

                   CII TRUST, a trust constituted under the laws of the Province of Ontario pursuant to a Declaration of Trust as of March
                   21, 2006 (the "ISSUER");

AND:

                   COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada, having an office in the City of Toronto in the Province of Ontario (the "TRUSTEE").

WITNESSETH THAT:

          WHEREAS the Issuer is authorized to create and issue the Notes (as hereinafter defined) as herein provided;

          WHEREAS the Issuer Trustees (as hereinafter defined) have duly authorized the execution of this Indenture and the creation and issue of the Notes proposed to be issued hereunder;

          WHEREAS the foregoing recitals and any statements of facts relating to the Issuer in this Indenture or in the Notes are and shall be deemed to be made by the Issuer and not by the Trustee;

          WHEREAS the Trustee has full power and authority to execute this Indenture and to accept and execute the rights, powers, duties, obligations and responsibilities and any trusts herein imposed upon it;

          NOW THEREFORE THIS NOTE INDENTURE WITNESSETH THAT the parties hereto hereby agree and declare as follows:

                                    ARTICLE 1
                                   DEFINITIONS

1.1  DEFINITIONS AND INTERPRETATION

          In this Indenture, except where the context otherwise requires:

     (a) "AFFILIATE" has the same meaning ascribed thereto under Section 1.2 of National Instrument 45-106 - Prospectus and Registration Exemptions;

     (b) "BUSINESS DAY" means any day except Saturdays, Sundays and banking holidays in the Province of Ontario;

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                                       -2-


     (c) "CINRAM" means Cinram International Inc., a company incorporated under the Canada Business Corporations Act and its successors;

     (d) "COUNSEL" means the firm of legal counsel retained by the Trustee or retained by the Issuer and acceptable to the Trustee;

     (e)  "DOLLAR" and "$" mean lawful money of Canada;

     (f)  "EVENT OF DEFAULT" has the meaning ascribed thereto in Section 6.1;

     (g) "FUND" means Cinram International Income Fund, an unincorporated, open-ended, limited purpose trust constituted under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust;

     (h) "FUND DECLARATION OF TRUST" means the Declaration of Trust of the Fund dated as of March 21, 2006, as the same may be further amended, modified, supplemented, restated or replaced from time to time;

     (i)  "INDEBTEDNESS" means any liability;

     (j) "INDENTURE", "HEREIN", "HEREBY", "HEREOF" and similar expressions mean or refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "ARTICLE", "SECTION", "SUBSECTION", "PARAGRAPH" and "CLAUSE" followed by numbers or letters mean and refer to the specified Article, section, subsection, paragraph or clause of this Indenture;

     (k) "INSOLVENCY OR BANKRUPTCY PROCEEDING" means, in respect of the Issuer, any insolvency or bankruptcy proceeding, or any receivership, liquidation, reorganization or other similar proceeding relative to the Issuer or to the property of the Issuer, or any proceeding for liquidation, dissolution or other winding-up of the Issuer, or any marshalling of the assets and liabilities of the Issuer;

     (l) "INTEREST PAYMENT DATE" means, with respect to any Notes, the 15th day of each calendar month that such Notes are outstanding, provided that the first Interest Payment Date shall be June 15, 2006;

     (m) "ISSUE DATE", in respect of a Note, means the date on which the Trustee certifies such Note;

     (n) "ISSUER" means CII Trust, an unincorporated, limited purpose trust constituted under the laws of the Province of Ontario pursuant to the Issuer Declaration of Trust;

     (o) "ISSUER DECLARATION OF TRUST" means the Declaration of Trust of the Issuer dated as of March 21, 2006, as the same may be further amended, modified, supplemented, restated or replaced from time to time;

     (p) "ISSUER INTEREST" means the beneficial interest in the Issuer, which represents an undivided interest in the distributions and assets of the Issuer, issued pursuant to the Issuer Declaration of Trust;

     (q) "ISSUER TRUSTEES" means, at any time, the individuals who are, in accordance with the Issuer Declaration of Trust, the trustees of the Issuer at such time;

     (r) "LIEN" shall mean any hypothec, mortgage, charge, pledge, lien (statutory or otherwise), security interest or other encumbrance of any nature however arising, or any other security agreement or arrangement creating in favour of any creditor right in respect of a particular asset that is prior to the right of any other creditor in respect of such asset;

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                                       -3-


     (s)  "LVTS" has the meaning ascribed thereto in Section 1.9;

     (t) "MATURITY DATE" means: (a) with respect to a Series 1 Note, the date that is the earlier of (i) the date on which the Holder thereof demands payment, and (ii) 25 years following the first Issue Date thereof; (b) with respect to the Series 2 Notes, the date selected by the Issuer Trustees that is not later than the first anniversary of the Issue Date thereof; and (c) with respect to the Series 3 Notes, May 5, 2031;

     (u) "NOTEHOLDER(S)" or "HOLDER(S)" means, at any given time, the registered holder(s) of Notes at such time;

     (v) "NOTEHOLDERS' REQUEST" means an instrument, signed in one or more counterparts by the Holders of at least 50% in the aggregate of the principal amount of Notes of all series then outstanding, requesting the Trustee to take or refrain from taking the action or proceeding specified therein, provided that if the Fund and its Affiliates collectively beneficially own at least 25% of the aggregate principal amount of the Notes outstanding at the time, a Noteholders' Request must be executed by the Fund and such Affiliates, as applicable, to be of force or effect hereunder;

     (w) "NOTES" means, collectively, the Series 1 Notes, Series 2 Notes and Series 3 Notes or, if the context specifically admits of no other interpretation, the Notes of only one series;

     (x) "OFFICER'S CERTIFICATE" means a certificate signed in the name of the Issuer by any Issuer Trustee, or by any officer of the Issuer or any officer of Cinram;

     (y) "PERSON" means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

     (z)  "REDEMPTION AMOUNT" has the meaning ascribed thereto in Section 3.1;

     (aa) "REDEMPTION DATE" means, with respect to any Note to be redeemed hereunder, the date specified for the redemption of such Note in the Redemption Notice as set forth in Section 3.3;

     (bb) "REDEMPTION NOTICE" has the meaning ascribed thereto in Section 3.3;

     (cc) "REPRESENTATIVE" means any trustee, agent or representative for any Senior Indebtedness;

     (dd) "SENIOR INDEBTEDNESS" means all Indebtedness, liabilities and obligations of the Issuer (including guarantees granted by the Issuer) which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or pari passu with the Indebtedness evidenced by the Notes issued hereunder;

     (ee) "SENIOR INDEBTEDNESS AGENT" has the meaning ascribed thereto in
          Section 4.2(c);

     (ff) "SENIOR INDEBTEDNESS DEFAULT" has the meaning attributed thereto in
          Section 4.3(a);

     (gg) "SERIES 1 NOTES" means the Notes, Series 1 of the Issuer issued hereunder and for the time being outstanding;

     (hh) "SERIES 2 NOTES" means the Notes, Series 2 of the Issuer issued hereunder and for the time being outstanding;
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                                       -4-


     (ii) "SERIES 3 NOTES" means the Notes, Series 3 of the Issuer issued hereunder and for the time being outstanding;

     (jj) "SPECIAL RESOLUTION" has the meaning ascribed thereto in Section 9.14;

     (kk) "SUCCESSOR" has the meaning ascribed thereto in Section 8.1;

     (ll) "TRUSTEE" means Computershare Trust Company of Canada and its successors and permitted assigns hereunder;

     (mm) "UNITHOLDER(S)" means, at any given time, the registered holder(s) of the Issuer Interest at such time; and

     (nn) "WRITTEN ORDER" or "WRITTEN REQUEST" means a written order or request, respectively, signed in the name of the Issuer by any Issuer Trustee.

1.2  MEANING OF "OUTSTANDING" FOR CERTAIN PURPOSES

          Every Note shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, or until monies for the payment thereof shall be set aside and received by the Trustee for that purpose in accordance with Article 7, or until it shall have become void pursuant to
Section 2.17. Where a new Note has been issued in substitution for a Note that has been lost, stolen or destroyed, only one of such Notes shall be counted for all purposes, including the purpose of determining the aggregate principal amount of Notes outstanding. Notes owned, directly or indirectly, legally or beneficially by the Issuer or any Affiliate of the Issuer (other than the Fund) shall be disregarded for the purpose of any provision of this Indenture entitling Holders of outstanding Notes to vote, constitute a quorum for the purpose of voting, sign consents, requisitions or other instruments or take any other action under this Indenture, except that (a) for the purpose of determining whether the Trustee shall be protected in relying on any vote, constitution of a quorum, consent, requisition or other action, only those Notes which the Trustee knows, relying conclusively on an Officer's Certificate, are so owned shall be disregarded and (b) Notes so owned which have been pledged in good faith other than to the Issuer or any Affiliate of the Issuer (other than the Fund) shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in its discretion, free from the control of the Issuer or any Affiliate of the Issuer (other than the Fund).

1.3  GENDER AND NUMBER

          In this Indenture, words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and vice versa.

1.4  CURRENCY

          Except where otherwise expressly provided, all payments contemplated herein will be paid in Canadian funds, and all references herein to dollar amounts are references to dollars in the lawful currency of Canada.

1.5  DAY NOT A BUSINESS DAY

          In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6  WAIVER, AMENDMENT

          Except as expressly provided in this Indenture, no amendment or waiver of this Indenture will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Indenture

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                                       -5-


will constitute a waiver of any other provision nor will any waiver of any provision of this Indenture constitute a continuing waiver unless otherwise expressly provided.

1.7  CONSTRUCTION

          The words "including" and "includes" where used in this Indenture will be deemed to mean "including, without limitation" and "includes, without limitation", respectively.

1.8  PER ANNUM CALCULATIONS

          Unless otherwise stated, whenever in this Indenture reference is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be.

1.9  SIGNIFICANT PAYMENTS

          All payments to be made hereunder in excess of $25 million in Canadian dollars (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the Large Value Transfer System ("LVTS") and in the event that payment must be made to the Canadian Depository for Securities Limited, the Issuer shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds hereunder unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect thereto. The Issuer may make any payments required hereunder directly to the Noteholders or as they may direct provided it provides evidence of such payment in a form satisfactory to the Trustee.

                                    ARTICLE 2
                                    THE NOTES

2.1  NOTES ISSUABLE IN SERIES

          The Notes may be issued as Series 1, Series 2 and Series 3, as indicated in Sections 2.2, 2.3 and 2.4 below. No additional series of Notes are authorized to be created or issued hereunder.

2.2  DESIGNATION, TERMS AND FORM OF SERIES 1 NOTES

          The first series of Notes authorized to be issued under this Indenture shall:

     (a)  consist of an unlimited aggregate principal amount thereof;

     (b) be issuable at any time and from time to time in an aggregate principal amount on each such instance as the Issuer Trustees may authorize for such issuance;

     (c)  be designated as Series 1 Notes;

     (d)  with respect to each such Series 1 Note, bear the date such Series 1
          Note is issued;

     (e) with respect to each such Series 1 Note, be payable on the Maturity Date which, for purposes of greater certainty, shall be May 15, 2031, the 25th anniversary of the date of the first issuance of Series 1 Notes hereunder, unless payment is demanded by the Holder or it is redeemed, in whole or in part, prior to the Maturity Date, in which case such amount demanded or redeemed shall be able on such earlier date;

     (f) a holder shall be required to notify the Issuer and the Trustee at least three Business Days prior to the date on which such Holder demands repayment, in whole or in part, of a Series 1 Note;

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                                       -6-


     (g) bear interest from and including the Issue Date of each such Series 1 Note at the rate of 0.01% per annum (after as well as before maturity, with interest on overdue interest at the same rate), payable in monthly instalments in arrears on each Interest Payment Date;

     (h)  be unsecured debt obligations of the Issuer;

     (i) be issuable in denominations of at least $1.00 and integral multiples of $l.00 thereafter;

     (j) be substantially in the form set out in Schedule "A" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the Issuer Trustees executing any Series 1 Notes may deem necessary or desirable, in their sole discretion;

     (k) bear such distinguishing letters and numbers as the Trustee may approve; and

     (l)  be redeemable as provided in Article 3.

2.3  DESIGNATION, TERMS AND FORM OF SERIES 2 NOTES

          The second series of Notes authorized to be issued under this Indenture shall:

     (a)  consist of an unlimited aggregate principal amount thereof;

     (b) be issuable at any time and from time to time exclusively to Unitholders, in full or in partial payment (or to fund in cash) of the redemption price of the units of the Issuer for an aggregate principal amount on each such issuance equal to the aggregate redemption price so paid;

     (c)  be designated as Series 2 Notes;

     (d)  with respect to each such Series 2 Note, bear the date such Series 2
          Note is issued;

     (e)  with respect to each such Series 2 Note, be payable on the Maturity
          Date;

     (f) bear interest from and including the Issue Date of each such Series 2 Note at a market rate of interest determined at the time of issuance by the Issuer Trustees (after as well as before maturity, with interest on overdue interest at the same rate), payable in monthly instalments in arrears on each Interest Payment Date;

     (g)  be unsecured debt obligations of the Issuer;

     (h) be issuable in denominations of at least $1.00 and integral multiples of $1.00 thereafter;

     (i) be substantially in the form set out in Schedule "B" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the Issuer Trustees executing any Series 2 Notes may deem necessary or desirable, in their sole discretion;

     (j) bear such distinguishing letters and numbers as the Trustee may approve; and

     (k)  be redeemable as provided in Article 3.

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                                      -7-


2.4  DESIGNATION, TERMS AND FORM OF SERIES 3 NOTES

          The third series of Notes authorized to be issued under this Indenture shall:

     (a)  consist of an unlimited aggregate principal amount thereof;

     (b) be issuable at any time and from time to time exclusively to holders of Series 1 Notes, solely in full or in partial payment (or to fund in cash) of the redemption price of the Series 1 Notes, for an aggregate principal amount on each such issuance equal to the aggregate redemption price so paid;

     (c)  be designated as Series 3 Notes;

     (d)  with respect to each such Series 3 Note, bear the date such Series 3
          Note is issued;

     (e)  with respect to each such Series 3 Note, be payable on the Maturity
          Date;

     (f) bear interest from and including the Issue Date of each such Series 3 Note at a market rate of interest determined at the time of issuance by the Issuer Trustees (after as well as before maturity, with interest on overdue interest at the same rate), payable in monthly instalments in arrears on each Interest Payment Date;

     (g)  be unsecured debt obligations of the Issuer;

     (h) be issuable in denominations of at least $1.00 and integral multiples of $1.00 thereafter;

     (i) be substantially in the form set out in Schedule "C" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the Issuer Trustees executing any Series 3 Notes may deem necessary or desirable, in their sole discretion;

     (j) bear such distinguishing letters and numbers as the Trustee may approve; and

     (k)  be redeemable as provided in Article 3.

2.5  PAYMENT AT MATURITY

          One Business Day before maturity, the Issuer will repay the Notes by paying to the Trustee under the Indenture in lawful money of Canada an amount equal to the principal amount of the outstanding Notes which have then matured, together with accrued and unpaid interest thereon in the form of certified funds, bank draft or a wire transfer. For greater certainty, payment at maturity shall proceed as follows:

     (a) the principal amount of each Note will be payable on the Maturity Date of such Note in lawful money of Canada against the surrender of such Note by the Holder thereof at any of the places at which a register is maintained pursuant to Section 2.14; and

     (b) the Issuer shall provide the Trustee with a Written Order specifying payments to be made. The Trustee shall rely absolutely on said Written Order.

2.6  INTEREST

          Each Note issued hereunder shall bear interest from and including the later of the Issue Date thereof and the first day of the calendar month in relation to which an Interest Payment Date has not occurred but excluding the earlier of:

     (a)  if called for redemption, the Redemption Date; and

     (b)  the Maturity Date thereof,

unless such payment is improperly withheld or refused upon due presentation and surrender thereof for payment on or after the appropriate date and prior to the setting aside of the appropriate amount pursuant to Article 7.

          Payment of interest shall be made in accordance with Section 2.18 on or before each Interest Payment Date. For greater certainty, interest paid on each Interest Payment Date will be the amount of interest that accrued in the calendar month immediately preceding such Interest Payment Date. Unless otherwise notified, the Trustee shall be entitled to assume that all monthly payments have been made by the Issuer as required under this Indenture.

          A transferee of a Note shall only be entitled to the payment of interest in respect of such Note upon the transfer being duly noted on such Note by the Trustee or other registrar in accordance with Section 2.14.

          Wherever in this Indenture the payment of interest is referred to, such reference shall be deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable, and express mention of interest on amounts in default in any provisions hereof shall not be construed as excluding such interest in those provisions hereof where such express mention is not made.

2.7  PRESCRIPTION

          The right of a Noteholder to exercise its rights under this Indenture with respect to a Note shall become void unless the Note is presented for payment within a period of six years from the Maturity Date thereof, after which payment with respect to such Note shall be governed by the provisions of Article
7. The Issuer shall have satisfied its obligations under each Note upon remittance to the Trustee for the account of the Holder of such Note upon redemption or at the Maturity Date thereof of any and all consideration due hereunder in cash with respect to such Note (other than in respect of the Redemption Amount payable in respect of the Series 1 Notes which amount shall have been satisfied upon the issuance of the required principal amount of Series 3 Notes, subject to and in accordance with the provisions of this Indenture). Such remittance to the Trustee shall for all purposes be deemed a payment to the Noteholder and no interest shall be payable thereafter in respect of such monies. Consequently such Note shall thereafter not be considered outstanding and the Noteholder shall have no right with respect to such Note, except to receive payment out of the monies so paid and deposited (or Series 3 Notes so issued and deposited, as applicable) upon surrender of the Note.

2.8  ISSUANCE OF SERIES 1 NOTES

          Series 1 Notes issued from time to time shall be executed by the Issuer and, immediately after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered by the Trustee to or to the order of the Issuer or any other party, including the Noteholder, as the Issuer may direct upon receipt by the Trustee of the following:

     (a) a Written Order for the certification and delivery of such Series 1 Notes (including the name and address of the Noteholders and principal amount of Notes);

     (b) an Officer's Certificate that, so far as is known to the person signing the same, the Issuer is not in default in the performance of any of its covenants herein contained and has complied with the requirements of this Indenture in connection with the issue of the Series 1 Notes;

     (c) such Officer's Certificate, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of the Series 1 Notes;

     (d)  a certificate of incumbency of the Issuer; and

     (e) if required by the Trustee, an opinion of Counsel in favour of the Trustee to the effect that all legal requirements provided herein or by law in connection with the issue of such Series 1 Notes have been complied with.

2.9  RESERVATION AND ISSUANCE OF SERIES 2 NOTES

          The Issuer hereby confirms that there is no current intention to issue Series 2 Notes. Series 2 Notes will be reserved by the Issuer to be issued exclusively to Unitholders as full or part payment of the redemption price of the units of the Issuer at the times specified in, and in accordance with the terms of, Article 6 of the Issuer Declaration of Trust, Article 3 hereof and
Article 6 of the Fund Declaration of Trust, as applicable.

          Where all or part of the redemption price of any units of the Issuer is to be paid in Series 2 Notes, the Issuer shall forthwith execute the aggregate principal amount of Series 2 Notes required to satisfy all or such part of the redemption price for such units in accordance with the terms hereof,
Article 6 of the Issuer Declaration of Trust and Article 6 of the Fund Declaration of Trust. Immediately after such execution, such Series 2 Notes shall be delivered to the Trustee and shall be certified by the Trustee and delivered by the Trustee to or to the order of the Issuer, or any other party, including the Noteholder, as the Issuer may direct, upon receipt by the Trustee of the following:

     (a) a Written Order for the certification and delivery of such Series 2 Notes (including the name and address of the Noteholders and principal amount of Notes);

     (b) an Officer's Certificate that, so far as is known to the person signing the same, the Issuer is not in default in the performance of any of its covenants herein contained and has complied with the requirements of this Indenture in connection with the issue of the Series 2 Notes;

     (c) such Officer's Certificate, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of Series 2 Notes;

     (d)  a certificate of incumbency of the Issuer; and

     (e) if required by the Trustee, an opinion of Counsel in favour of the Trustee to the effect that all legal requirements provided herein or by law in connection with the issue of such Series 2 Notes have been complied with.

2.10 RESERVATION AND ISSUANCE OF SERIES 3 NOTES

          The Issuer hereby confirms that there is no current intention to issue Series 3 Notes. Series 3 Notes will be reserved by the Issuer to be issued exclusively to holders of Series 1 Notes as full or part payment of the redemption price of the Series 1 Notes at the times and in accordance with the terms of Article 6 of the Issuer Declaration of Trust, Article 3 hereof and
Article 6 of the Fund Declaration of Trust, as applicable.

          Where all or part of the redemption price of any Series 1 Notes is to be paid in Series 3 Notes, the Issuer shall forthwith execute the aggregate principal amount of Series 3 Notes required to satisfy all or such part of the redemption price for such Series 1 Notes in accordance with the terms hereof,
Article 6 of the Issuer Declaration of Trust and Article 6 of the Fund Declaration of Trust. Immediately after such execution, such Series 3 Notes shall be delivered to the Trustee and shall be certified by the Trustee and delivered by the Trustee to or to the order of the Issuer, or any other party, including the Noteholder, as the Issuer may direct, upon receipt by the Trustee of the following:

     (a) a Written Order for the certification and delivery of such Series 3 Notes (including the name and address of the Noteholder and principal amount of Notes);

     (b) an Officer's Certificate that, so far as is known to the person signing the same, the Issuer is not in default in the performance of any of its covenants herein contained and has complied with the requirements of this Indenture in connection with the issue of the Series 3 Notes;

     (c) such Officer's Certificate, if any, as may be required by any provision of applicable indenture legislation in connection with the issue, certification and delivery of Series 3 Notes;

     (d)  a certificate of incumbency of the Issuer; and

     (e) if required by the Trustee, an opinion of Counsel in favour of the Trustee to the effect that all legal requirements provided herein or by law in connection with the issue of such Series 3 Notes have been complied with.

2.11 TRUSTEE'S RELIANCE

          The Trustee shall not be bound to make any enquiry or investigation as to the correctness of the matters set forth in any of the opinions, certificates, orders or other documents required by the provisions hereof. The Trustee may rely and shall be protected in acting upon any such opinions, certificates, orders or other documents, but may in its discretion require additional evidence before acting or relying thereon. The Trustee shall have no duty or responsibility with respect to the use or application of any of the Notes so certified and delivered or of the proceeds thereof.

2.12 EXECUTION OF NOTES

          Notes shall be signed by at least one Issuer Trustee or director or officer of Cinram (on behalf of the Issuer) holding office at the time of signing. The signatures of or on behalf of the Issuer Trustee required on Notes may be printed or otherwise mechanically reproduced thereon and Notes so signed are as valid as if they had been signed manually. If a Note contains a printed or mechanically reproduced signature of a Person, then the Issuer may issue the Note even though the Person has ceased to be an Issuer Trustee or director or officer of Cinram (on behalf of the Issuer) and such Note is as valid as if the Person were an Issuer Trustee or director or officer of Cinram (on behalf of the Issuer) at the date of its issue.

2.13 CERTIFICATION BY THE TRUSTEE

          No Note shall be issued or, if issued, shall be obligatory or entitle the Holder to the benefit hereof, until it has been certified by manual signature or on behalf of the Trustee substantially in the form of (a) in the case of Series 1 Notes, the certificate set out in Schedule "A" hereto; (b) in the case of Series 2 Notes, the certificate set out in Schedule "B" hereto; and
(c) in the case of Series 3 Notes, the certificate set out in Schedule "C" hereto or in some other form approved by the Trustee. Such certification by the Trustee upon any Note shall be conclusive evidence that the Note has been duly issued hereunder and is a valid obligation of the Issuer and that the Holder is entitled to the benefit hereof.

          The certificate of the Trustee on Notes issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Notes (except the due certification thereof) or as to the performance of the Issuer as to its obligations hereunder and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or of the proceeds thereof except as otherwise specified herein.

2.14 REGISTRATION AND TRANSFER OF NOTES

          The Issuer shall cause to be kept by and at the principal corporate trust office of the Trustee in the City of Toronto, a central Notes register (or by such other registrar or registrars, if any, as the Issuer, with the approval of the Trustee, may designate) and in such other place or places as the Issuer, with the approval of the Trustee, may designate, branch registers, in which shall be entered the names and latest known addresses of the

Holders of Notes of each series and the other particulars, prescribed by law, of the Notes held by them respectively and of all transfers of Notes. Such name registration shall be noted on the Notes by the Trustee or other registrar.

          No transfer of a Note shall be effective as against the Issuer unless duly entered on one of the appropriate registers, upon the surrender to the Trustee or other registrar, if any, of the Note certificate, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Trustee or other registrar, if any, executed by the Holder or its executors or administrators or other legal representatives or its or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and, upon compliance with such requirements and other reasonable requirements as the Trustee or other registrar, if any, may prescribe, such transfer shall have been duly noted on such Note by the Trustee or other registrar.

          The registers referred to in this Section shall at all reasonable times be open for inspection by the Issuer, by the Trustee and by any Noteholder.

          Neither the Issuer nor the Trustee nor any registrar shall be required to transfer or exchange any Notes of a series on any Interest Payment Date or Redemption Date with respect to such series of Notes and for a period of 10 days next preceding any such Interest Payment Date or Redemption Date.

          A Holder may at any time and from time to time, prior to the Maturity Date, transfer his or her Notes in whole or in part to any Person, subject always to any applicable laws and required regulatory approvals, including applicable securities laws that restrict the sale and distribution of the Notes.

          A transferee of a Note shall, after surrender to the Trustee at its principal transfer office in Toronto, Ontario, or other registrar, if any, of the Note certificate as required in the second paragraph above and upon compliance with all other conditions in respect thereof required by this Indenture or by any conditions contained in such Note or by law, be entitled to be entered in the register as the absolute owner of such Note free and clear from all equities or rights of set-off or counterclaim between the Issuer and his transferor or any previous Holder thereof, save with respect to equities of which the Issuer is required to take notice by statute or by order of a Court of competent jurisdiction. None of the Trustee or any registrar for any of the Notes or the Issuer shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Note and may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

          Except in the case of the central register required to be kept at the City of Toronto, the Issuer shall have the power at any time to close, with the prior approval of the Trustee, any branch register upon which the registration of any Note appears and in that event it shall transfer the records thereof to another existing register or to a new register and thereafter such Note shall be deemed to be registered on such existing or new register, as the case may be.

          Every registrar shall, when requested to do so by the Issuer or the Trustee, furnish the Issuer or the Trustee, as the case may be, with a list of the names and addresses of the Holders of Notes showing the principal amounts and serial or similar numbers of such Notes held by each Holder.

          The Trustee may assume for the purposes of this Indenture that any address on the register of the Holders of the Notes is the holder's actual address and is also determinative as to residency.

2.15 PERSON ENTITLED TO PAYMENT

          The Person in whose name any Notes shall be registered shall be deemed the owner thereof for all purposes of this Indenture and payment of or on account of the principal and accrued interest on such Notes shall be made only to or upon the order in writing of such Holder thereof and such payment shall be a good and sufficient discharge to the Trustee and any registrar, if any, and to the Issuer and any paying agent for the amount so paid, and the Issuer and the Trustee will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction. Neither the Issuer nor the Trustee shall be charged with notice of or be bound to see the execution of any trust, whether express, implied or constructive, with respect to any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

          As the pre-maturity interest on the Notes becomes payable (including interest payable at maturity or on redemption), the Issuer, at least three Business Days prior to each Interest Payment Date, shall forward or cause to be forwarded by hand delivery, courier or prepaid ordinary mail (or, in the event of mail service interruption, by such other means as the Trustee and the Issuer shall determine to be appropriate), to the Holder for the time being of each such Note, at its address appearing on the appropriate register hereinbefore mentioned, or in the case of joint Holders, to the one whose name appears first on such register, a cheque for such interest (less any tax required by law to be deducted) payable to the order of such Holder or Holders and negotiable at par at each of the places at which interest upon such Notes is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on the Notes to the extent of the sums represented thereby (plus the amount of any tax deducted as aforesaid), unless such cheque is not paid on presentation; provided that, in the event of the non-receipt of such cheque by the Holder, or the loss or destruction thereof, the Issuer, on being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, shall issue to such Holder a replacement cheque for the amount of such cheque. The Issuer and any Noteholder may in writing agree as between themselves as to any alternative method of payment (such as by wire transfer of funds or hand delivery of a cheque) of such interest. The Issuer shall be responsible for such payments and shall provide written confirmation of such payment to the Trustee after each payment has been made.

          If the Trustee is responsible for payment in respect of interest on any Notes, the Issuer, at least three Business Days prior to each Interest Payment Date, shall deliver or cause to be delivered to the principal office of the Trustee in the City of Toronto certified funds or wire transfer funds (in immediately available funds) for the amount of such payment (less any tax required to be deducted, if any) payable to the order of the Trustee. In such case, the Trustee shall remit payment to the Holder for the time being of each such Note and the provisions of the second paragraph of this Section 2.15 shall apply, mutatis mutandis. Any interest earned on any such funds will be dealt with in accordance with Section 11.5 ("Investment of Funds").

          The Issuer shall provide the Trustee with a Written Order specifying payments to be made. The Trustee shall not be responsible for calculating interest payments to be made, but shall rely absolutely upon the Written Order from the Issuer specifying payments.

          The registered Holder for the time being of any Note shall be entitled to the principal and interest, if any, evidenced by such Note, free from all equities or rights of set-off compensation or counterclaim between the Issuer and the original or any intermediate Holder thereof and all Persons may act accordingly, and the issuance thereto in accordance with the terms hereof will be a good discharge to the Issuer and the Trustee therefor and neither the Issuer nor the Trustee will be bound to enquire into the title of any such registered holder. A transferee of a Note shall, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in such respect required by this Indenture or by any conditions contained in such Note or by law, be entitled to be entered on the appropriate register or on any one of the appropriate registers as the owner of such Note, free from all equities or rights of set-off, compensation or counterclaim between the Issuer and the transferor or any previous Holder thereof, save in respect of equities of which the Issuer is required to take notice by statute or by order of a court of competent jurisdiction.

          Where Notes are registered in more than one name, the principal and interest, if any, from time to time payable in respect thereof in accordance with this Section 2.15 may be paid by cheque payable to the order of all such Holders, failing written instructions from them to the contrary, and such payment shall be a valid discharge to the Trustee and any registrar and to the Issuer and any paying agent for the amount so paid.

          In the case of the death of one or more joint Holders, the principal monies of and interest on any Notes may be paid to the survivor or survivors of such Holders whose receipt thereof, accompanied by the delivery of such Note and other documentation to the Trustee as it may reasonably require, shall constitute a valid discharge to the Trustee, any registrar, the Issuer and any paying agent.

2.16 REPLACEMENT OF NOTES

          If any of the Notes shall become mutilated or defaced, or be lost, destroyed or stolen, and in the absence of notice that such Notes have been acquired by a bona fide purchaser for value, the Issuer shall issue and thereupon the Trustee shall certify and deliver a new Note of like date and tenor as the one mutilated, defaced, lost, destroyed or stolen in exchange for, in place of and upon cancellation of such mutilated or defaced Note or in lieu of and in substitution for such lost, destroyed or stolen Note and the new Note shall be in a form approved by the Trustee. The new Note shall be entitled to the benefit hereof and shall rank equally in accordance with its terms with all other Notes issued hereunder.

          The applicant for the issue of a new Note shall bear the cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Issuer and the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as shall be satisfactory to the Issuer and the Trustee each in their discretion and such applicant may also be required to furnish a surety bond in amount and form satisfactory to the Issuer and the Trustee in their discretion, and shall pay all expenses of the Issuer and the Trustee in connection therewith.

2.17 EXCHANGE OF NOTES

          Notes in any denomination may be exchanged at any time for Notes of the same series of the same aggregate principal amount in any other authorized denomination. Notes may be so exchanged at any of the places at which a register (including any branch register) is maintained pursuant to Section 2.14 or other convenient place of delivery by the Issuer and acceptable to the Trustee.

          The Issuer shall execute and the Trustee shall certify all Notes necessary to carry out exchanges pursuant to this Section 2.17. All Notes surrendered for exchange shall be cancelled.

          The party requesting any exchange pursuant to this Section 2.17 shall, as a condition precedent to such exchange, reimburse the Trustee for any stamp or other security transfer tax or governmental charge required to be paid in respect of such exchange or the related issue of Notes and in addition a reasonable charge for its services for each Note exchanged or transferred and a reasonable charge for every Note issued upon such exchange or transfer, and payment of the said charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.18 PAYMENT OF INTEREST AND PRINCIPAL

          Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or otherwise, on account of any Note or any interest thereon, if any, shall be payable at the option of the Holder at any of the places at which the principal and interest, if any, of such Note are payable.

          Whenever any payment of principal or interest to be made hereunder shall be stated to be due on a day which is not a Business Day (other than December 31), then the Noteholder shall not be entitled to payment of the amount due until the next succeeding Business Day and will not be entitled to interest or other payment in respect of such delay; provided, if December 31 is not a Business Day, the Noteholder shall be entitled to payment in full of the amount due on December 31 on the immediately preceding Business Day and the Issuer will not be entitled to any payment in respect of such early payment.

2.19 RANK AND SUBORDINATION

          The Notes certified and issued under this Indenture rank pari passu with one another. The Notes within each series certified and issued under this Indenture rank pari passu with one another in accordance to their tenor without discrimination, preference or priority, provided, however, that principal and interest, if any, may, prior to any accelerated payment thereof pursuant to
Section 6.2 upon the occurrence of an Event of Default, be payable at different times for each series of Notes and, in the case of Notes issued at different times in accordance with the tenor of all series of Notes issued at different times. The payment of the principal and interest, if any, on the Notes is expressly subordinated to the prior payment in full of Senior Indebtedness, as provided in Article 4.

2.20 NO FRACTIONAL NOTES

          No fractional Notes shall be issued or otherwise provided for and where the number of Notes to be issued hereunder includes a fraction, such number shall be rounded down to the lowest whole number. No cash or other consideration in lieu of any fractional interest in a Note shall be paid by the Issuer.

2.21 TAX WITHHOLDINGS

          The Issuer shall make any withholdings or deductions in respect of taxes required by law or by the interpretation or administration thereof and shall remit the full amount withheld or deducted to the relevant taxing authority in accordance with applicable law.

          The Trustee shall have no obligation to verify any payments under the Income Tax Act (Canada) or any provision of provincial, state, local or foreign tax law.

2.22 RELIANCE BY TRUSTEE

          The Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Notes provided such issue, exercise or transfer, as the case may be, is effected in accordance with the terms of this Indenture. The Trustee shall be entitled to process all transfers of Notes upon the presumption that such transfers are permissible pursuant to all applicable laws and regulatory requirements. The Trustee shall have no obligation to ensure that legends appearing on the Note certificates comply with regulatory requirements or securities laws of any applicable jurisdiction.

                                    ARTICLE 3
                     REDEMPTION, PURCHASE AND CANCELLATION

3.1  REDEMPTION OF NOTES; NOTICE TO TRUSTEE

          The Issuer shall have the right, at its option, to redeem either in whole at any time or in part from time to time Notes outstanding hereunder, on such date as the Issuer Trustees determine, in their sole discretion, before the Maturity Date(s) thereof upon payment in lawful money of Canada (as well as, in the case of Series 1 Notes, by the issuance of Series 3 Notes) in an amount equal to the principal amount of Notes to be redeemed plus all accrued but unpaid interest on such principal amount to the Redemption Date, if any, (the "REDEMPTION AMOUNT"). The election of the Issuer to redeem any Notes shall be evidenced by a resolution of the Issuer Trustees adopted no more than 60 days prior to the Redemption Date. In case of any redemption at the election of the Issuer of less than all of the Notes, the Issuer shall, at least 30 days prior to the Redemption Date (and at least ten (10) days prior to the Redemption Date where the Holder of Series 1 Notes is the Fund) (unless a shorter notice shall be satisfactory to the Trustee) notify in writing the Trustee of such Redemption Date and of the principal amount of Notes which shall then be redeemed on a pro rata basis. The Issuer shall redeem, by the issuance of Series 3 Notes, such Series 1 Notes as required in connection with Section 6.5 of the Fund Declaration of Trust.

3.2  PLACES OF PAYMENT

          Subject to Section 3.4 in respect of Series 1 Notes held by the Fund, the Redemption Amount will be payable upon presentation and surrender of the Notes called for redemption at any of the places where a register is maintained pursuant to Section 2.14 and at any other places specified in the notice of redemption.

3.3  NOTICE OF REDEMPTION

          Subject to Section 3.4 in respect of Series 1 Notes held by the Fund, notice of redemption of Notes (of any series) shall be given to the Trustee and shall be delivered by the Trustee to holders of the series of Notes called for redemption at least 20 days prior to the Redemption Date (the "REDEMPTION NOTICE") substantially in the form set forth in Schedule "D" hereof for the Notes and in the manner provided in Section 12.2. Such Redemption Notice shall be irrevocable and shall, at the written direction of the Issuer to the Trustee, specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Amount, the places of payment and, if less than all outstanding Notes are to be redeemed, the identification (and in the case of partial redemption, the respective principal amounts) of the Notes to be redeemed and shall state that, subject to Section 3.5, interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date and, in the case of Series 1 Notes, shall state the extent (if any) to which the redemption price is to be payable in Series 3 Notes.

3.4  SERIES 1 NOTES OF THE FUND

          Where the Holder of Series 1 Notes is the Fund, the Issuer, in lieu of providing the Redemption Notice contemplated by Section 3.3 shall deliver to the Trustee, at least ten (10) days prior to the Redemption Date of the Notes called for redemption, a Written Order to the Trustee specifying the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Amount and, if less than all outstanding Notes are to be redeemed, the identification (and in the case of partial redemption, the respective principal amounts) of the Notes to be redeemed and the extent, if any, to which the redemption price will be payable in Series 3 Notes. Upon receipt of such Written Order, the Trustee shall adjust its register(s), as appropriate, and, upon receipt of Notes held by the Fund, make all such necessary notations on the grid schedule attached as Schedule I to the Series 1 Note to account for redemption monies paid to the Fund in respect thereof. Notwithstanding Section 3.2, payment of any Redemption Amounts shall be made directly to the Fund and the Issuer shall have no obligation to deposit with the Trustee the redemption monies as contemplated by Section 3.6.

3.5  NOTES DUE ON REDEMPTION DATE

          Upon a Redemption Notice being given in accordance with Section 3.3, the Redemption Amount with respect to the Notes so to be redeemed shall be and become due and payable on the Redemption Date specified in such notice and with the same effect as if it were the Maturity Date of such Notes, the provisions hereof or of any such Notes notwithstanding, and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Notes at any of the places specified in Section 3.2 on or after the Redemption Date and prior to the setting aside of the Redemption Amount pursuant to Article 7.

3.6  DEPOSIT OF REDEMPTION MONIES

          Subject to Section 3.4 in respect of Series 1 Notes held by the Fund, upon Notes being called for redemption as provided for in Section 3.3 hereof, the Issuer shall deposit with the Trustee or any paying agent to the order of the Trustee or for the account of the Trustee, on or prior to 10:00 a.m. on the Business Day prior to the Redemption Date specified in the Redemption Notice, such sums (and/or, if applicable, certificates representing Series 3 Notes) as are sufficient to pay the Redemption Amount of the Notes which are to be redeemed on such Redemption Date (less any tax required to be deducted, if any) by way of wire transfer, bank draft or certified funds. The Trustee shall pay or cause to be paid to the Noteholders, upon surrender of the Notes, the Redemption Amount thereof from the sums (and/or certificates representing Series 3 Notes, if applicable) so deposited. Such obligation is in addition to the obligation to pay any interest on such Notes on the Redemption Date pursuant to Section 2.6 hereof.

3.7  FAILURE TO SURRENDER NOTES CALLED FOR REDEMPTION

          If the Holder of any Notes which are called for redemption in accordance with Section 3.3, should, within 30 days from the Redemption Date, fail to surrender any of such Notes or fail within such time to (a) accept payment of the Redemption Amount payable in respect thereof, or (b) give such receipt therefor, if any, as the Trustee may require, such Redemption Amount shall be set aside in trust for such Noteholder, in accordance with Article 7, and such setting aside shall for all purposes be deemed a payment to the Noteholder and, to that extent, such Notes shall thereafter not be considered as outstanding hereunder and the Noteholder shall have no right, as of the Redemption Date, except to receive payment out of the monies (and/or certificates representing Series 3 Notes, if applicable) so paid and, upon surrender of its Notes, without interest thereon.

3.8  LESS THAN ALL NOTES REDEEMED

          If less than all of the Notes (of a particular series) outstanding are to be redeemed, each Holder of Notes of such series shall have a proportion of the Notes of such series held by such Holder redeemed equal to the proportion which the aggregate principal amount of Notes of such series to be redeemed is to the aggregate principal amount of all Notes of such series outstanding at such time, rounded up to the next whole multiple of $1.00 of principal amount of Notes of such series held by such Noteholder.

3.9  PURCHASE OF NOTES

          Provided that no Event of Default has occurred and is continuing, the Issuer may purchase all or any of the Notes in the open market or by tender or by private contract at a price determined by the Issuer Trustees in compliance with applicable laws. Notwithstanding the foregoing, the Issuer may not purchase any Notes from a Holder thereof who is not at arm's length (as such term is defined in the Income Tax Act (Canada)) to the Issuer, regardless of whether the purchase is in the open market, by tender or by private contract, unless such purchase is transacted at a purchase price no less that the fair market value at that time of the Notes to be so purchased. The Trustee shall have no responsibility for monitoring, overseeing or verifying compliance by the Issuer with the restrictions in this Section 3.9 pertaining to purchases of Notes by the Issuer in the open market, by tender or by private contract.

          If, upon an invitation for tenders, more Notes than the Issuer is prepared to accept are tendered at the same lowest price, the Notes to be purchased by the Issuer will be selected by the Issuer Trustees in such manner as the Issuer Trustees may deem equitable, from the Notes tendered by each tendering Noteholder who tendered at such lowest price. For this purpose, the Issuer Trustees may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders and notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only.

          The holder of any Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such holder, a new Note for the unpurchased part so surrendered and the Trustee shall certify and deliver such new Note upon receipt of the Note so surrendered and confirmation by the Issuer so tendered.

3.10 CANCELLATION OF PURCHASED NOTES

          Subject to Section 3.4 in respect of the Series 1 Notes held by the Fund, all Notes redeemed or purchased in whole or in part pursuant to this
Article 3 shall be forthwith delivered to and cancelled by the Trustee and may not be reissued or resold and no Notes shall be issued in substitution therefor.

3.11 COOPERATION BETWEEN ISSUER AND TRUSTEE

          The Issuer agrees that it will take all necessary steps, in accordance with the Issuer Declaration of Trust and in a joint effort with the Trustee, to properly effect redemption, purchase and/or cancellation of Notes as contemplated under this Article 3.

                                    ARTICLE 4
                      SUBORDINATION TO SENIOR INDEBTEDNESS

4.1  AGREEMENT TO SUBORDINATE

          The Issuer agrees, and each Holder by accepting a Note agrees, that the Indebtedness evidenced by the Notes (including the principal and interest, if any, on all the Notes and the Redemption Amount with respect to any Notes being called for redemption) is subordinate in right of payment, to the extent and in the manner provided in this Article 4, to the prior payment in full of all Senior Indebtedness. Such subordination is intended for the benefit of, and may be enforced by, each holder of Senior Indebtedness and their Representatives.

4.2  LIQUIDATION; DISSOLUTION; BANKRUPTCY

          In the event of any Insolvency or Bankruptcy Proceeding, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or in the event of any assignment for the benefit of creditors of the Issuer:

     (a) the holders of all Senior Indebtedness will first be entitled to receive payment in full of the principal thereof, premium or penalty (or any other amount payable under such Senior Indebtedness, including payments due under any guarantees granted by the Issuer), if any, and interest due thereon, before the Noteholders are entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities by set-off or otherwise, which may be payable or deliverable in respect of any of the Notes;

     (b) upon payment or distribution of assets of the Issuer, of any kind or character, including cash, property or securities, to creditors pursuant to or as a result of any Insolvency or Bankruptcy Proceeding, all Senior Indebtedness shall first be paid in full in cash before either the Holders of the Indebtedness evidenced by the Notes or the Trustee under this Indenture shall be entitled to any such payment or distribution and any assets so paid or distributed to which any Holder of the Notes or the Trustee under this Indenture would be entitled except for the provisions of this Article 4, shall be paid or distributed by the Issuer or by any receiver, administrator, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution on behalf of the Issuer, or by any Holder of the Notes or by the Trustee under this Indenture if received by it, directly to the holders of the Senior Indebtedness or to their Representatives, to the extent necessary to pay all Senior Indebtedness in full in cash; and

     (c) if the Trustee or the Holders of the Notes have failed to file claims or proofs of claim with respect to the Notes in any Insolvency or Bankruptcy Proceeding earlier than five days prior to the deadline for any such filing, the Trustee and the Holders of Notes hereby appoint and empower any Representative for the holders of Senior Indebtedness (the "Senior Indebtedness Agent") to file such claims or proofs of claim; provided that the Senior Indebtedness Agent on behalf of the holders of the Senior Indebtedness shall have no obligation to file any such claims or proofs of claim. Absent any such failure to file, the Trustee and the Holders of Notes shall have and continue to have full and absolute discretion over the filing of such claims in any manner and in substance as the Trustee or the Holders may determine in their sole discretion.

4.3  DEFAULT ON SENIOR INDEBTEDNESS

     (a) No payment of or in respect of the Notes (including principal and interest and Redemption Amount, if any) shall be made by the Issuer or received by the Trustee or any Holder of Notes, whether in cash, property or securities by set-off or otherwise, if at the time of such payment or immediately after giving effect thereto, there shall exist under any Senior Indebtedness or any agreement or instrument pursuant to which any Senior Indebtedness is outstanding, any event of default or any default, condition, event or act which with notice, lapse of time, or both, would constitute an event of default thereunder (a "Senior Indebtedness Default").

     (b) Except as hereinafter otherwise provided in Section 4.3(c), upon the occurrence of a Senior Indebtedness Default, neither the Trustee nor any Holder of Notes shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including by compensation, set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of the indebtedness represented by the Notes or any interest, premium or penalty (i) in a manner inconsistent with the terms (as they exist on the date hereof) of this Indenture or of the Notes, or (ii) at any time when a Senior Indebtedness Default has occurred under any Senior Indebtedness and is continuing and notice of any such Senior Indebtedness Default has been given by or on behalf of the holders of Senior Indebtedness to the Issuer and the Trustee, in each case, unless and until such Senior Indebtedness Default shall have been indefeasibly paid and satisfied in full, or unless and until such Senior Indebtedness Default shall have been cured or waived or shall have ceased to exist in accordance with the provisions of such Senior Indebtedness.

     (c) For greater certainty, but without limiting the generality of the foregoing, this Section 4.3 shall not be construed so as to prevent a Holder from receiving and retaining any payment on account of Notes which is made (i) in a manner that is consistent with the terms of this Indenture or of the Notes and (ii) at any time when no Senior Indebtedness Default has occurred and is continuing and in respect of which notice has not been given by or on behalf of the holders of Senior Indebtedness to the Issuer.

4.4  ACCELERATION OF NOTES

          If payment of the Notes is accelerated or demanded, the Issuer shall promptly notify holders of Senior Indebtedness or their Representatives of the acceleration or demand.

4.5  WHEN DISTRIBUTION MUST BE PAID OVER

          If any payment or distribution of any kind, including cash, property or securities, is made or received by way of set-off or otherwise to the Holders of the Notes or to the Trustee under this Indenture that, in accordance with this Article 4, should not have been made or received, the recipient of such payment or distribution shall segregate the same from its other assets and property and shall hold it in trust for the benefit of, and shall immediately pay it over to, the holders of Senior Indebtedness or to their Representatives for application in payment of Senior Indebtedness.

4.6  NOTICE BY THE ISSUER

          The Issuer shall promptly notify the Trustee of any facts known to the Issuer that would cause any payment or distribution of any amounts with respect to the Notes to violate this Article 4, but failure to give such notice shall not affect the subordination of the Notes to the Senior Indebtedness as provided in this Article 4.

4.7  SUBROGATION

          Subject to the payment in full of all Senior Indebtedness, the rights of the Holders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions of assets of the Issuer in respect of and on account of Senior Indebtedness, to the extent of the application to such Senior Indebtedness of moneys or other assets that would have been received by the Holders but for the provisions of this Article 4, until the principal amount of the Notes and all interest accrued thereon and unpaid is paid in full. No payment or distribution of assets of the Issuer to the Holders by reason of subrogation that otherwise would be able or distributable to the holders of Senior Indebtedness shall, as between the Issuer, its creditors (other than the holders of Senior Indebtedness) and the Holders, be deemed to be a payment by the Issuer to or on account of the holders of the Senior Indebtedness.

4.8  RELATIVE RIGHTS

          This Article 4 defines the relative rights of Holders of Notes and holders of Senior Indebtedness. Nothing in this Article 4 shall:

     (a) impair, as between the Issuer and Holders of Notes, the obligation of the Issuer, which is absolute and unconditional, to pay principal of and interest on the Notes in accordance with their terms;

     (b) affect the relative rights of Holders of Notes and creditors of the Issuer other than the holders of Senior Indebtedness; or

     (c) prevent the Trustee or any Holder of Notes from exercising its available remedies upon an Event of Default, subject to the rights of holders of Senior Indebtedness hereunder including the rights to receive the distributions and payments otherwise payable to Holders of Notes; it being acknowledged and agreed that the Issuer and/or the Trustee may give an acknowledgement or agreement to this effect to the holders of Senior Indebtedness from time to time in accordance with
          Section 4.12.

          If the Issuer fails because of this Article 4 to pay principal of or interest on a Note on the due date or to pay the Redemption Amount when due, the failure is still an Event of Default.

4.9  SUBORDINATION NOT TO BE IMPAIRED

          No right of any holder of Senior Indebtedness to enforce the provisions of this Article 4 shall be impaired by any act or failure to act by the Issuer, any person in custody of its property or assets or by any holder of Senior Indebtedness, or by the failure of the Issuer or any Noteholder to comply with this Article 4.

4.10 DISTRIBUTION OR NOTICE

          Whenever a distribution is to be made or a notice given to holders of Senior Indebtedness, the distribution shall be made and the notice given to their Representative.

          Upon any payment or distribution of assets of the Issuer referred to in this Article 4, the Trustee and the Holders of Notes shall be entitled to act and rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such Representative or of the liquidating trustee or agent or other Person making any distribution for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and of other Indebtedness of the Issuer, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 4.

4.11 RIGHTS OF TRUSTEE AND PAYING AGENT

          Notwithstanding the provisions of this Article 4 or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment or distribution by the Trustee, and the Trustee may continue to make payments on the Notes, unless the Trustee shall have received at its principal office in the City of Toronto at least four Business Days prior to the date of such payment written notice in accordance with Section 5.1(f) that an Event of Default has occurred and is continuing. Only the Issuer, a holder of Senior Indebtedness or a Representative may give such notice. Nothing in this Article 4 shall impair the claims of, or payments to, the Trustee under or pursuant to Section 5.2 and
Section 11.9(e) hereof.

4.12 AUTHORIZATION TO EFFECT SUBORDINATION

          Each Holder of Notes by its acceptance thereof authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to acknowledge and effectuate the subordination of the Notes as provided for in this Article 4 and to execute, deliver and perform the obligations of the Trustee and the Holders under any subordination agreement if such agreement is requested and appoints the Trustee as attorney-in-fact for and all such purposes. Forthwith upon the written request of any holder of Senior Indebtedness or its Representative, the Trustee shall execute and deliver to the person making such request such confirmations that the holder or holders of any Senior Indebtedness are entitled to all the rights and benefits of this Article 4, or such agreements or instruments reasonably acceptable to the Trustee in favour of the holders of Senior Indebtedness reflecting the terms of the subordination of the Notes provided for in this Article 4 and in a form reasonably acceptable to such holder or Representative and its counsel, as applicable.

4.13 PAYMENTS OF NOTES PERMITTED

          Nothing contained in this Indenture, or any of the Notes, will upon the happening of any event of default, condition, event or act described in
Section 4.3, prevent any payment being made by the Issuer or the Trustee in connection with the redemption or repurchase of Notes if: (a) notice of redemption or repurchase, as applicable, has been given pursuant to Article 3 prior to the happening of any such default, condition, event or act described in
Section 4.3; (b) notice of such redemption or repurchase, as applicable, is provided in accordance with Section 12.1 not earlier than 60 days before the date fixed for such redemption or repurchase; and (c) prior to the time of such mailing the Issuer shall have furnished to the Trustee an Officer's Certificate as to the absence of any such event of default, condition, event or act described in Section 4.3 and to the effect that, to the best of the knowledge and belief of the officer signing such certificate, there is no reason to expect that any such event of default, condition, event or act will exist at the date fixed for such redemption or repurchase, as applicable, or as a result of such redemption or repurchase.

4.14 TRUSTEE NOT FIDUCIARY FOR HOLDERS OF SENIOR INDEBTEDNESS

          With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform only such obligations on the part of the Trustee as are specifically set forth in this Article 4, and no implied covenants or obligations with respect to the holders of Senior Indebtedness shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness and shall not be liable to any such holders if the Trustee shall in good faith mistakenly pay over or distribute to (a) Holders; (b) the Issuer; or (c) any other person cash, property or securities to which any holders of Senior Indebtedness would be entitled by virtue of this Article 4 or otherwise. With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in this
Article 4 and no implied covenants or obligations with respect to holders of Senior Indebtedness shall be read into this Indenture against the Trustee.

4.15 TRUSTEE MAY HOLD SENIOR INDEBTEDNESS

          The Trustee may hold Senior Indebtedness and is entitled to all the rights set forth in this Article 4 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Trustee of any of its rights as such holder.

4.16 ALTERING THE SENIOR INDEBTEDNESS

          The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Issuer, all without notice to or consent of the Noteholders or the Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Noteholders or the Trustee.

4.17 ADDITIONAL INDEBTEDNESS

          This Indenture does not restrict the Issuer from incurring additional Indebtedness or granting Liens on its properties to secure any Indebtedness.

4.18 AMENDMENTS TO ARTICLE 4

          Each of the Issuer and the Trustee agrees, and each Holder of a Note, by its acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Notes, including this Article and the definition of Senior Indebtedness, that materially prejudice the rights of the holders of Senior Indebtedness under this Article 4 out the consent of each holder of Senior Indebtedness (other than trade creditors), or their Representative. The Trustee may require an opinion of counsel that any amendment made without the consent of each of the holders of Senior Indebtedness (other than trade creditors), or their Representative does not materially prejudice such holders of Senior Indebtedness.

                                    ARTICLE 5
                            COVENANTS OF THE ISSUER

5.1  GENERAL COVENANTS

          The Issuer hereby covenants and agrees with the Trustee that, so long as any Notes remain outstanding, the Issuer will:

     (a) subject to Article 4, duly and punctually pay or cause to be paid to every Noteholder, or to the Trustee on behalf of every Noteholder, the principal of and interest, if any, on the Notes held by such Noteholder on the dates, at the places and in the manner provided for in this Indenture and the Notes;

     (b) deliver to the Trustee as soon as available and in any event within 90 days after the end of each fiscal year of the Issuer, audited annual consolidated financial statements of the Issuer consisting of a consolidated balance sheet and statements of income, retained earnings and changes in financial position of the Issuer as at the end of such fiscal year, setting forth in each case in comparative form the corresponding consolidated figures (to the extent such figures are available) for the preceding fiscal year; provided, however, that the Issuer may alternatively deliver to the Trustee audited annual consolidated financial statements of the Fund for each fiscal year if the results of the Issuer are consolidated into such financial statements;

     (c) deliver to the Trustee as soon as available and in any event within 45 days after the end of each fiscal quarter of the Issuer, unaudited financial statements of the Issuer consisting of a balance sheet and statements of income, retained earnings and changes in financial position of the Issuer as at the end of such fiscal quarter for such period and for the year-to-date setting forth in each case in comparative form the corresponding consolidated figures (to the extent such figures are available) for the preceding fiscal year; provided, however, that the Issuer may alternatively deliver to the Trustee interim financial statements of the Fund for each fiscal quarter if the results of the Issuer are consolidated into such statements;

     (d) do or cause to be done all things necessary to keep in full force and effect the existence of the Issuer as a trust under the laws of the Province of Ontario, except pursuant to a transaction to which Article 8 is applicable;

     (e) (i) within 120 days of the Issuer's fiscal year end, and, at any other time upon the request of the Trustee, acting reasonably, furnish the Trustee with a certificate as to compliance with requirements contained in this Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default; and (ii) forthwith after any failure to comply with any of such requirements give notice to the Trustee, including reasonably detailed particulars thereof;

     (f) promptly notify the Trustee in writing upon becoming aware of any Event of Default under this Indenture, or under any Senior Indebtedness and specify what action it is taking or proposes to take with respect thereto; and

     (g) generally, it will duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture and will not engage in any activity other than the activities permitted by the Issuer Declaration of Trust.

5.2  TRUSTEE'S REMUNERATION AND EXPENSES

          The Issuer will cause to be paid to the Trustee from time to time such reasonable remuneration for its services hereunder as shall be negotiated by the Issuer Trustees and the Trustee, and the Issuer will cause reimbursement to be provided to the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the execution of its rights, powers, duties and obligations hereunder and in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the negligence or wilful misconduct of the Trustee. Any amount due under this Section 5.2 and unpaid 30 days after a request for such payment shall bear interest at the then current rate charged by the Trustee. After default, all amounts so payable and the interest thereon shall be able out of any funds coming into the possession of the Trustee in priority to the principal of and interest on, if any, the Notes.

5.3  TRUSTEE TO GIVE NOTICE OF DEFAULT

          The Trustee may, but shall be under no obligation to do so, give to the Issuer and the Noteholders in the manner provided in Section 12.2 after the Trustee becomes aware of any default on the part of the Issuer in the performance of any covenant or condition herein or of the occurrence of any Event of Default, notice of every such default or Event of Default, as the case may be.

5.4  PERFORMANCE OF COVENANTS BY TRUSTEE

          If the Issuer shall fail to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but shall be under no obligation to do so. All sums so expended or advanced by the Trustee shall be repayable as provided in Section
5.2. No such performance or advance by the Trustee shall be deemed to relieve the Issuer of a default hereunder or its continuing obligations hereunder.

                                    ARTICLE 6
                            DEFAULT AND ENFORCEMENT

6.1  EVENTS OF DEFAULT

          Each of the following events is herein referred to as an "Event of Default":

     (a) if default is made in the payment of any principal due on any of the Notes of any series when the same becomes due and payable under any provision hereof or of the Notes as required hereunder and such default shall have continued for a period of 90 days; or

     (b) if default is made in the payment of any interest due on any of the Notes and such default shall have continued for a period of 90 days; or

     (c) subject to the terms of any Senior Indebtedness, if default is made in the observance or performance by the Issuer of any other covenant or condition under the provisions of the Notes or this Indenture which shall continue for 90 days after written notice specifying such default and requiring such default to be remedied shall have been given to the Issuer Trustees by the Trustee; or

     (d) the Issuer admits its inability to pay its liabilities generally as they become due or makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency or any proceedings are instituted by or against the Issuer seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency organization, moratorium or relief of debtors or seeking the entry of an order for relief by the appointment of a receiver, receiver-manager, trustee or other similar official for it or for any substantial part of its property and if such proceeding has been instituted against the Issuer either such proceeding has not been stayed or dismissed within 45 days, or any of the actions sought in such proceeding (including the entry of an order for relief or the appointment of a receiver, manager or receiver and manager) are granted in whole or in part or if a receiver is privately appointed in respect of the Issuer or of its property or any substantial part thereof; or

     (e) an encumbrancer takes possession of the property of the Issuer or any part thereof which is a substantial part thereof, or if any process or execution is levied or enforced upon or against the property of the Issuer or any part thereof and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless such process is in good faith disputed by the Issuer and the enforcement by such encumbrancer is stayed.

6.2  ACCELERATION ON DEFAULT

          In case of any Event of Default that has occurred and is continuing, the Trustee may in its discretion and shall, if so directed by a Special Resolution, subject to the provisions of Section 6.3 and Section 11.2, and subject to the provisions of any subordination agreement, declare the principal of and interest, if any, on all Notes then outstanding and all other monies payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee on written demand, anything therein or herein to the contrary notwithstanding. Subject to Article 4, the Issuer shall in either case forthwith pay to the Trustee for the benefit of the Noteholders the principal of and accrued and unpaid interest, if any, on such Notes and all other monies payable hereunder, together with subsequent interest thereon at the same rate as such Note bears interest prior to default from the date of such declaration until the date payment is received by the Trustee, such subsequent interest to be payable at the times and places and according to the terms of the Notes. Such payment when made shall be deemed to have been made in discharge of the Issuer's obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 6.6.

6.3  WAIVER OF DEFAULT OR BREACH

          In case any Event of Default hereunder has occurred:

     (a) the Holders by Special Resolution shall have the power (in addition to and subject to the other powers exercisable by Special Resolution) to instruct the Trustee to waive the default and/or to annul any declaration and/or demand made by the Trustee pursuant to Section 6.2 and the Trustee shall thereupon waive the default and/or annul such declaration and/or demand upon such terms and conditions as such Noteholders may prescribe; and

     (b) the Trustee, so long as it has not become bound to institute any proceedings hereunder, shall have power to waive the default if, in the Trustee's opinion, relying on the opinion of Counsel, the same shall have been cured or adequate satisfaction made therefor, and in such event to annul any such declaration and/or demand therefor, made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable, provided, however, that no act or omission of the Trustee or the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent default or the rights resulting therefrom. The Trustee may waive or authorize any breach or proposed breach of any of the terms, conditions or provisions of this Indenture or the Notes if, in the opinion of the Trustee based on the opinion of Counsel, such breach or proposed breach is not materially prejudicial to the interests of the Noteholders.

6.4  PROCEEDINGS BY THE TRUSTEE

          Whenever any Event of Default hereunder has occurred and is continuing, but subject to the provisions of Article 4 and Section 6.3, to the provisions of any subordination agreement and to the provisions of any Special
Resolution:

     (a) the Trustee, in the exercise of its discretion and without further notice, may proceed to enforce the rights of the Trustee and the Noteholders by any action, suit, remedy or proceeding authorized or permitted by law or by equity and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Holders lodged in any bankruptcy, termination or other proceedings relative to the Issuer; and

     (b) if so directed by a Special Resolution and, upon being funded and indemnified to its satisfaction as provided in Section 11.2, the Trustee shall exercise or take such one or more of such remedies as the Special Resolution may direct or, if such Special Resolution contains no direction, as the Trustee may deem expedient.

          No delay or omission of the Trustee or of the Noteholders to exercise any remedy referred to in this paragraph shall impair any such remedy or shall be construed to be a waiver of any default hereunder or acquiescence therein.

          The Issuer shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Indenture.

          No such remedy for the enforcement of the rights of the Trustee or of the Noteholders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

          Upon the exercise or taking by the Trustee of any such remedies, whether or not a declaration and demand have been made pursuant to Section 6.2, the principal and interest, if any, on all Notes and other monies able under
Section 6.2 shall forthwith become due and payable to the Trustee as though such a declaration and a demand therefor had actually been made.

          All rights of action hereunder may be enforced by the Trustee, without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee may be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the benefit of the Holders, subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be a party) the Trustee may represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

6.5  SUITS BY NOTEHOLDERS

          No Holder of any Note shall have the right to institute any action or proceedings or to exercise any other remedy authorized by this Indenture for the purpose of enforcing any right hereunder or under any Note or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under any bankruptcy legislation or to file or prove a claim in any liquidation or bankruptcy proceedings unless a Special Resolution and funding and indemnity referred to in Section 11.2 have been tendered to the Trustee and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, any Noteholder acting on behalf of itself and all other Noteholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 6.4. No one or more Noteholders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by its or their action, or to enforce any right hereunder or under any Note, except subject to the conditions and in the manner herein provided, and all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Noteholders.

6.6  APPLICATION OF MONIES RECEIVED BY TRUSTEE

          Except as otherwise herein provided, the monies arising from any enforcement hereof shall be held in trust by the Trustee and by it applied, together with any other monies then or thereafter in the hands of the Trustee available for the purpose, as follows:

     (a) first, in payment or reimbursement to the Trustee of the reasonable remuneration, expenses, disbursements and advances of the Trustee earned, incurred or made in the execution of its obligations and responsibilities hereunder and in the administration or execution of any trusts hereunder or otherwise in relation to this Indenture with interest thereon as herein provided;

     (b) thereafter in or towards payment rateably and proportionately firstly of the principal of the Notes, secondly of the accrued and unpaid interest on the Notes and thirdly of the other monies payable hereunder, unless the order or priority of payment shall be otherwise directed by Special Resolution and, in that case, in such order or priority as between such principal and interest as may be directed by such Special Resolution; and

     (c) lastly, the surplus (if any) of such monies shall be paid to the Issuer or its assigns, unless otherwise required by law.

6.7  DISTRIBUTION OF PROCEEDS

          Payments to Holders pursuant to Section 6.6 shall be made as follows:

     (a) at least 10 days' notice of every such payment shall be given in the manner provided in Section 12.2 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal, interest and any other monies payable hereunder;

     (b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice, any such Note thereby paid in full shall be surrendered and otherwise such payment shall be recorded by endorsement thereon; but the Trustee may in its discretion dispense with presentation and surrender in any special case upon such surety bond being given as it shall deem sufficient;

     (c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice, unless such Note be duly presented on or after the date so specified and payment of such amount be not made; and

     (d) the Trustee shall not be required to make any interim payment to Noteholders, unless the monies in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 6.6(a), exceed 5% of the principal amount of the Notes.

6.8  IMMUNITY OF THE ISSUER TRUSTEES, ETC.

     (a) The Issuer Trustees will not be subject to any liability whatsoever, in tort, in contract or otherwise, in connection with the Issuer's property or the Issuer's activities, to the Issuer's beneficiaries or to any other Person, for any action taken or permitted by any such Issuer Trustee to be taken, or any such Issuer Trustee's failure to compel in any way any former or acting Issuer Trustee to redress any breach of trust with respect to the execution of the duties of its office or in respect of the Issuer's property or the Issuer's activities, provided that the foregoing limitation will not apply in respect of action or failure to act arising from or in connection with dishonesty, bad faith, wilful misconduct, gross negligence or reckless disregard of a duty by an Issuer Trustee. The Issuer Trustees, in doing anything or permitting anything to be done in respect of the execution of the duties of their office or in respect of the Issuer's property or the Issuer's activities, are, and will be conclusively deemed to be, acting as trustees of the Issuer and not in any other capacity. Except as to the extent provided in this Section 6.8, the Issuer Trustees will not be subject to any liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Issuer, arising out of anything done or permitted by it to be done or its failure to take any action in respect of the execution of the duties of its office or for or in respect of the Issuer's property or the Issuer's activities and resort will be had solely to the Issuer's property for the payment or performance thereof. No property or assets of the Issuer Trustees owned in their personal capacity will be subject to levy, execution or other enforcement procedure with regard to any obligation under this Indenture and the Notes.

     (b) The holders of the Issuer Interest will not be subject to any liability whatsoever, in tort, in contract or otherwise, in connection with the Issuer's property or the Issuer's activities, to the Issuer's beneficiaries or to any other Person, for any action taken or permitted by it to be taken. The holders of the Issuer Interest will not be subject to any liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Issuer, arising out of anything done or permitted by it to be done or its failure to take any action in respect of the execution of the duties of its office or for or in respect of the Issuer's property or the Issuer's activities and resort will be had solely to the Issuer's property for the payment or performance thereof. No property or assets of the holders of the Issuer Interest owned in their personal capacity will be subject to levy, execution or other enforcement procedure with regard to any obligation under this Indenture and the Notes.

6.9  REMEDIES CUMULATIVE

          Each and every remedy herein conferred upon or reserved to the Trustee, or upon or to the Noteholders, shall, to the extent permitted by law, be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

6.10 JUDGMENT AGAINST THE ISSUER

          The Issuer covenants and agrees with the Trustee that, in case of any proceedings to obtain judgment for the principal of or interest on, if any, the Notes, judgment may be rendered against it in favour of the Noteholders hereunder, or in favour of the Trustee for any amount which may remain due in respect of the Notes and interest thereon and any other monies payable hereunder by the Issuer.

                                    ARTICLE 7
                           SATISFACTION AND DISCHARGE

7.1  PAYMENT OF PRINCIPAL AMOUNT

          The principal amount and any interest due upon maturity of any Note outstanding shall be paid by the Issuer to the Trustee prior to 10:00 a.m. on the Business Day prior to the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at the principal transfer office of the Trustee in the City of Toronto.

7.2  CANCELLATION AND DESTRUCTION

          All Notes shall forthwith after full payment thereof be delivered to the Trustee or to a Person appointed by it or by the Issuer with the approval of the Trustee and be cancelled. All Notes cancelled or required to be cancelled under this or any other provision of this Indenture may be destroyed by or under the direction of the Trustee (if the Issuer shall so require) and upon request by the Issuer, the Trustee shall prepare and retain an affidavit of destruction and deliver a duplicate thereof to the Issuer.

7.3  NON-PRESENTATION OF NOTES

          In case the Holder of any Note should fail to present the same for payment on the date on which the principal thereon or represented thereby becomes payable at maturity or otherwise or should fail to accept payment on account thereof or give such receipt therefor, as may be required by the
Trustee:

     (a) the Issuer shall be entitled to pay to the Trustee and direct it to set aside; or

     (b) in respect of monies in the hands of the Trustee which may or should be applied to the payment of the Notes, the Issuer shall be entitled to direct the Trustee to set aside,

the principal and interest in trust to be paid without interest to the Holder of such Note, upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal and interest payable on or represented by each Note in respect whereof such monies have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof, except that of receiving payment of the monies so set aside by the Trustee upon due presentation and surrender thereof, subject to the provisions of Section 7.4.

7.4  REPAYMENT OF UNCLAIMED MONIES TO THE ISSUER

          Any monies in the hands of the Trustee and set aside under Section 7.3 and not claimed by and paid or delivered as provided in Section 7.3 to Holders of Notes within six years after the date of such setting aside shall be repaid to the Issuer by the Trustee on written demand or otherwise as required by the provisions of applicable escheat laws, and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the Holders of the Notes in respect of which such monies were so repaid or delivered to the Issuer shall have no rights in respect thereof, except to obtain payment of the monies due thereon from the Issuer.

7.5  RELEASE FROM COVENANTS

          Upon Written Request and proof being given to the reasonable satisfaction of the Trustee that the principal amount of all the Notes and interest thereon, if any, and other monies payable hereunder have been paid or satisfied, or that all the outstanding Notes having matured, such payments have been duly and effectually provided for by payment to the Trustee or otherwise and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to these payments and all interest thereon and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the request and at the expense of the Issuer, execute and deliver to the Issuer such deeds or other instruments as shall be requisite to release the Issuer from the terms of the Indenture and the Notes, except those terms of the Indenture relating to the indemnification of the Trustee.

                                    ARTICLE 8
                  CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

8.1  CERTAIN REQUIREMENTS IN RESPECT OF MERGER, ETC.

          The Issuer shall not enter into any transaction (whether by way of merger, consolidation, reorganization, lease, sale, conveyance, transfer, or otherwise) whereby all or substantially all of its undertaking or assets would become the property of any other Person as long as any Notes are outstanding or may be issued pursuant to the Issuer Declaration of Trust (other than pursuant to arrangements for the placing of collateral in respect of a debt made in good faith), unless:

     (a) such other Person (herein called the "SUCCESSOR") is a trust, partnership or corporation constituted under the laws of a province of Canada or the laws of Canada;

     (b) the Successor executes, prior to the consummation of such transaction, such indenture supplemental hereto and other instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel necessary or advisable to evidence the assumption by the Successor of the liability for the due and punctual payment of all the Notes and the interest thereon, if any, and all other monies payable hereunder and the covenant of such Successor to pay the same and its agreement to observe and perform all the covenants and obligations of the Issuer under this Indenture and the Notes;

     (c) such transaction is to the satisfaction of the Trustee and in the opinion of Counsel upon such terms as substantially to preserve and not to impair any of the rights and powers of the Trustee and of the Noteholders hereunder; and

     (d) at the time of or immediately after the consummation of such transaction, no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an Event of Default hereunder.

8.2  VESTING OF POWERS IN SUCCESSOR

          Upon satisfaction of the conditions of Section 8.1, the Successor shall succeed to and be substituted for the Issuer with the same effect as if the Successor had been named herein and the Successor shall possess and from time to time may exercise each and every right and power of the Issuer under this Indenture in the name of the Issuer or otherwise and any act or proceeding by any provisions of this Indenture required to be done or performed by any trustees or officers of the Issuer may be done and performed with like force and effect by the like trustees (if any), directors (if any) or officers of such Successor.

8.3  EXECUTION OF SUPPLEMENTAL INDENTURE

          Upon being satisfied that the conditions of Section 8.1 have been duly observed and performed, the Trustee shall execute any supplemental indenture required, as provided in Article 10.

                                    ARTICLE 9
                            MEETINGS OF NOTEHOLDERS

9.1  RIGHT TO CONVENE MEETING

          The Trustee shall have power at any time to call meetings of the Noteholders at such time and place as the Trustee may determine. Noteholders or the Issuer Trustees may, by Noteholders' Request or Written Request, respectively, upon reasonable funding and indemnity, requisition the Trustee to call a meeting of the Noteholders for the purposes stated in the requisition. The requisition shall state in reasonable detail the business to be transacted at the meeting and shall be sent to the Trustee. Upon receiving the requisition and being funded and indemnified to its satisfaction as provided in Section 11.2, the Trustee shall call a meeting of Noteholders to transact the business referred to in the requisition, unless:

     (a)  a record date for a meeting of the Noteholders has already been fixed;

     (b) the Trustee has already called a meeting of the Noteholders and has given notice thereof pursuant to Section 9.2; or

     (c)  in connection with the business as stated in the requisition:

          (i) the requisition is not submitted to the Trustee at least 90 days before the date of the next scheduled meeting, if any, of the Noteholders;

          (ii) it clearly appears that the matter covered by the requisition is submitted by the Noteholders primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Issuer, the Trustee, the Issuer Trustees or the holders of the Issuer Interest, or primarily for the purpose of promoting general economic, political, religious, social or similar causes;

          (iii) the Trustee, at one or more Noteholders' request, included a matter substantially the same as a matter covered by the requisition as an order of business in connection with a meeting of Noteholders held within two years preceding the receipt of such requisition and such Noteholders failed to present the matter, in person or by proxy, at the meeting;

          (iv) substantially the same matter covered by the requisition was submitted to Noteholders at a meeting of Noteholders held within two years preceding the receipt of such requisition and the matter covered by the requisition was defeated; or

          (v) the rights conferred by this Section 9.1 are being abused to secure publicity.

          If the Trustee does not within 30 days after receiving the requisition call a meeting, any Noteholders who signed the requisition or the Issuer Trustees may call the meeting in accordance with the provisions of Sections 9.2 and 9.9, mutatis mutandis. If there shall be no Trustee, the Issuer shall promptly appoint a successor Trustee in the manner provided in Section 11.10.

9.2  NOTICE OF MEETING OF NOTEHOLDERS

          Notice of all meetings of the Noteholders shall be mailed or delivered by the Trustee to each Noteholder and each Issuer Trustee in the manner provided in Section 12.2 not less than 21 days before the meeting but may be waived in writing by any Noteholder either before or after such meeting. The attendance of a Noteholder at a meeting shall constitute a waiver of notice of such meeting except where a Noteholder attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Notice of any meeting of the Noteholders shall state the purposes of the meeting.

9.3  QUORUM

          A quorum for any meeting of Noteholders shall be one or more Persons holding personally or as proxies not less than 50% in principal amount of the Notes then outstanding of all series.

          If a quorum of the Noteholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Noteholders on a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place. At the adjourned meeting, the Noteholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent 50% of the principal amount of the Notes then outstanding of all series.

9.4  CHAIRMAN

          An individual, who need not be a Noteholder, nominated in writing by the Trustee shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Noteholders present in person or by proxy shall choose an individual present to be chairman.

9.5  POWER TO ADJOURN

          The chairman of any meeting at which a quorum of the Noteholders is present may with the consent of the Holders of a majority in principal amount of Notes represented thereat and voting thereon adjourn any such meeting and no notice of such adjournment need be given, except such notice (if any) as the meeting may prescribe.

9.6  SHOW OF HANDS

          Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands, except that a vote on any Special Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is required or duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7  Poll

          On every Special Resolution, and on any other question submitted to a meeting when demanded, after a vote by a show of hands, by the chairman or by one or more of the Noteholders acting in person or by proxy and holding at least 5% of the principal amount of the Notes then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than Special Resolutions shall be decided by the votes of the Holders of a majority of the principal amount of the Notes represented at the meeting who voted on the poll.

9.8  VOTING

          Holders may attend and vote at all meetings of the Noteholders either in person or by proxy. On a show of hands, every individual who is present and entitled to vote, whether as a Noteholder or as proxy for one or more absent Noteholders, or both, shall have one vote. On a poll, each Noteholder present in person or represented by proxy shall be entitled to one vote in respect of each $1.00 principal amount of Notes of which it shall be a Holder. The chairman of any such meeting shall not have a second or casting vote.

9.9  RECORD DATES

          For the purpose of determining the Noteholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or for the purpose of any other action, the Trustee may from time to time, without notice to Noteholders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine; or with or without closing the transfer books the Trustee may fix a date not more than 60 days prior to the date of any meeting of the Noteholders or other action as a record date for the determination of Noteholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to be treated as Noteholders of record for purposes of such other action, as the case may be, and any Noteholder who was a Noteholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof, even though it has since that date disposed of its Notes, and no Person who becomes a Noteholder after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as a Noteholder of record for purposes of such other action.

9.10 PROXIES

          Whenever the vote or consent of Noteholders is required or permitted under this Indenture, such vote or consent may be given either directly by the Noteholder or by a proxy in such form as is acceptable to the Trustee, acting reasonably. The Trustee may solicit such proxies from the Noteholders or any of them in any matter requiring or permitting the Noteholders' vote, approval or consent in such manner as may be required by applicable law. The Trustee may adopt, amend or repeal such rules relating to the appointment of proxyholders and the solicitation, execution, validity, revocation and deposit of proxies, as it may determine in its discretion from time to time.

9.11 RESOLUTION IN LIEU OF MEETING

          A resolution signed in writing in one or more counterparts by Noteholders holding a proportion of the principal amount of the aggregate principal amount of all outstanding Notes of all series or of a particular series equal to the proportion of the principal amount of Notes or of the particular series required to vote in favour thereof at a meeting of all Noteholders or of a particular series to approve that resolution is as valid as if it had been passed at a duly called meeting of Noteholders or of a particular series, provided that such resolution is signed by the Fund if at the relevant time the Fund and its Affiliates own in excess of 25% of the said aggregate principal amount.

9.12 THE ISSUER AND TRUSTEE MAY BE REPRESENTED

          The Issuer Trustees and the Trustee, by their respective representatives, and with their respective advisers, may attend any meeting of the Noteholders but shall have no vote as such.

9.13 POWERS EXERCISABLE BY SPECIAL RESOLUTION

          In addition to all other powers stated in this Indenture to be exercisable by Special Resolution and all other powers conferred by law, a meeting of the Noteholders shall have the following powers exercisable from time to time by Special Resolution:

     (a) power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Noteholders or the Trustee (subject to the approval of the Trustee) against the Issuer whether such rights arise under this Indenture, the Notes or otherwise and to authorize the Trustee to concur in and to execute any deed or instrument supplemental hereto or thereto embodying any such modification, abrogation, alteration, compromise or arrangement, provided that any such modification, abrogation, alteration, compromise or arrangement shall have been agreed to by the Issuer;

     (b) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture or the Notes in any manner specified in such Special Resolution or to refrain from exercising any such power, right, remedy or authority;

     (c) power to waive and direct the Trustee to waive any default on the part of the Issuer in complying with any provision of this Indenture or the Notes, or to annul and to direct the Trustee to annul any declaration in respect of such default made by the Trustee pursuant to Section 6.2 either unconditionally or upon any conditions specified in such Special Resolution;

     (d) power, with the approval of the Issuer, to sanction the exchange of Notes for any other securities or obligations of the Issuer or any other Person;

     (e) power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment by the Issuer of principal or interest or for the execution of any trust or power under this Indenture or the Notes or for the appointment of a liquidator or a receiver or a trustee in bankruptcy or for any other remedy hereunder or thereunder;

     (f) power to direct any Noteholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 6.5, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith,

     (g) power to sanction any scheme for the reconstruction or reorganization of the Issuer or for the consolidation or merger of the Issuer with any other Person or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Issuer or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 8.1 shall have been complied with;

     (h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any of the Issuer Interest or other Securities of the Issuer;

     (i) power to amend, alter or repeal any Special Resolution previously passed or sanctioned by the Noteholders or Noteholders' Request previously provided by Noteholders;

     (j) power to appoint and remove a committee to consult with the Trustee and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such Special Resolution) all or any of the powers which the Noteholders could exercise by Special Resolution under this Section 9.13. The Special Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee or the Trustee. Such committee shall consist of such number of Persons as shall be prescribed in the Special Resolution appointing it, and the members need not be themselves Noteholders. Subject to the Special Resolution appointing it, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which quorum is present or may act by minutes signed by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither such committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken in good faith;

     (k)  power to remove the Trustee and appoint a new Trustee; and

     (l) power to authorize the Trustee to grant extensions of time for payment of any principal or interest on the Notes, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue.

          Notwithstanding paragraphs (a) to (1) above, no resolution shall modify, abrogate, alter, compromise, arrange or otherwise affect the rights of the Trustee hereunder without the Trustee's written consent, such consent not to be unreasonably withheld.

9.14 MEANING OF "SPECIAL RESOLUTION"

          The expression "SPECIAL RESOLUTION" when used in this Indenture means, subject to Section 9.11, a resolution proposed at a meeting of Noteholders duly convened for the purpose of passing a Special Resolution and held in accordance with the provisions in this Article 9 at which, subject as hereinafter provided, the Holders of at least 51% of the principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the favourable votes of the Holders of not less than 66-2/3% of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution, provided, in each case, that if at the relevant time the Fund and its Affiliates own in excess of 25% of the said aggregate principal amount of the Notes then outstanding the Fund shall have voted in favour of the said Special Resolution.

          If, at any such meeting called for the purpose of passing a Special Resolution, the Holders of at least 51% of the principal amount of the Notes are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting if convened by Noteholders on a Noteholders' Request, shall be dissolved, but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 21 days later, and to such place and time as may be appointed by the chairman. Not less than seven days' notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Noteholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Noteholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in the preceding paragraph shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the Holders of at least 51% of the principal amount of the Notes then outstanding are not present in person or represented by proxy at such adjourned meeting.

9.15 SERIES APPROVAL

     (a) If any business to be transacted at any meeting is to affect only the rights of the Holders of Notes of a series, which rights are specifically limited herein to such Holders, the provisions of this
          Article 9 shall apply as if only the Notes of such series were outstanding and notice of any such meeting need not be given to the Holders of Notes of any other series.

     (b) If any business to be transacted at a meeting of Noteholders could affect the rights of the Holders of Notes of a series in an adverse manner materially different from the Holders of Notes of another series (as to which an opinion of Counsel shall be binding on all Noteholders, the Trustee and the Issuer for all purposes hereof), then:

               (i) reference to such fact, indicating the series so affected, will be made in the notice of such meeting; and

               (ii) the Holders of Notes of the series so affected will not be bound by any action taken at such meeting or by a resolution in writing under Section 9.11 unless in addition to compliance with the other provisions of this Article such action is taken by the Holders of such series as follows:

                    (A) at such meeting (I) there are present in Person or by proxy Holders of at least 51% of the principal amount of the outstanding Notes of such series, subject to the provisions of this Article as to a quorum at adjourned meetings called for the purpose of passing a Special Resolution; and (II) the resolution is passed by the affirmative vote of the Holders of at least 66-2/3% of the principal amount of Notes of such series represented at the meeting, provided that, if the Fund and its Affiliates then own in excess of 25% of the aggregate principal amount of the Notes outstanding of such series, the Fund shall have approved the said resolution, or

                    (B) by a resolution signed in writing in one or more counterparts in accordance with Section 9.11.

9.16 MINUTES

          Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made and signed as aforesaid, shall be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to have been duly passed and had.

9.17 EFFECT OF RESOLUTIONS

          Every resolution and every Special Resolution passed in accordance with the provisions of this Article 9 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument in writing signed by the Noteholders in accordance with Section 9.11 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Trustee (subject to any provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Special Resolution and instrument in writing. Unless the Trustee agrees otherwise, notice of the passing of every resolution and every Special Resolution shall be given to the Noteholders in the manner provided in Section 12.2.

                                   ARTICLE 10
                            SUPPLEMENTAL INDENTURES

10.1 PROVISION FOR SUPPLEMENTAL INDENTURES FOR CERTAIN PURPOSES

          From time to time the Issuer and the Trustee may, without any further approval or consent of the Noteholders (subject to the provisions of this Indenture), and they shall, when so directed by the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

     (a) evidencing the succession of Successors and the covenants of and obligations assumed by such Successors in accordance with the provisions of Article 8;

     (b)  giving effect to any Special Resolution passed as provided in Article
          9;

     (c) adding to the provisions hereof such additional covenants, enforcement provisions, release provisions and other provisions as, in the opinion of Counsel, are necessary or advisable, provided that, in the opinion of the Trustee, relying on the opinion of Counsel, the same are not prejudicial to the legal rights of the Noteholders;

     (d) making any modification of any of the provisions of this Indenture or the Notes which is of a formal, minor or technical nature;

     (e) making any additions to, deletions from or alterations of the provisions of this Indenture (including any of the terms and conditions of the Notes) which in the opinion of the Trustee are not prejudicial to the interests of the Noteholders and which are necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to this Indenture;

     (f) adding to or altering the provisions hereof in respect of the transfer of Notes, including provision for the transfer of Notes in a book based system and for the exchange of Notes of different denominations and making any modification in the form of the Notes which does not affect the substance thereof and which, in the opinion of the Trustee, is not prejudicial to the interests of the Noteholders;

     (g) correcting or rectifying any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Trustee, the rights of the Trustee and the Noteholders are not materially prejudiced thereby; and

     (h) any other purpose not inconsistent with the terms of this Indenture provided that, in the opinion of the Trustee, the rights of the Trustee and of the Noteholders are not materially prejudiced thereby.

          The Trustee may require an opinion of Counsel to the effect that the provisions in (c), (e), (f), (g) and/or (h) of this Section have been complied with.

10.2 BINDING EFFECT OF MODIFICATIONS

          Every modification, addition, deletion, alteration, correction or rectification to, from or of the provisions hereof shall bind the Noteholders and notice thereof shall be given as soon as practicable in accordance with
Section 12.2, unless the Trustee agrees otherwise.

                                   ARTICLE 11
                             CONCERNING THE TRUSTEE

11.1 CONDITIONS PRECEDENT TO TRUSTEE'S OBLIGATION TO ACT

          The Trustee shall not be bound to give any notice or do or take any act, action or proceeding in virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof. Nor, subject to any default which may come to the attention of the Trustee by virtue of the Issuer's compliance with subsection 5.1(f), shall the Trustee be required to take notice of any default hereunder, other than in payment of any monies required by any provision hereof to be paid to it, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee, and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that the Issuer is not in default hereunder and that no default has been made with respect to the payment of principal or interest on the Notes or in the observance or performance of any of the covenants, agreements or conditions contained herein.

Any such notice or requisition shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default or take action without any such requisition.

          In the exercise of the powers, rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee must exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

          The Trustee shall have no obligation to calculate the amount due on any Interest Payment Date for any Note; in this regard, if at any time the Trustee shall be asked and if it agrees to make any interest payment, the Issuer covenants to provide to the Trustee an Officer's Certificate detailing the amount due to each Noteholder on the relevant Interest Payment Date, no later than 7 Business Days prior to the interest payment due date, and it shall be able to rely absolutely upon the accuracy and the completeness of such Officer's Certificate.

          The Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or other means.

          The duties and obligations of the Trustee shall be determined solely by the provisions hereof, and, accordingly, the Trustee shall not be responsible except for the performance of such duties and obligations as it has undertaken herein.

          The Trustee shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Indenture; such documentation must not require the exercise of any discretion or independent judgment.

          In the event of any disagreement arising regarding the terms of this Indenture, the Trustee shall be entitled at its option to refuse to comply with any or all demands whatsoever until the dispute is settled either by agreement amongst the various parties or by a court of competent jurisdiction.

11.2 REQUIREMENT FOR FUNDS AND INDEMNITY

          The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Trustee or the Noteholders hereunder shall be conditional upon the Noteholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee and its officers directors, agents and employees against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, unless indemnified as aforesaid.

          The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Noteholders at whose instance it is acting to deposit with the Trustee the Notes held by them, for which Notes the Trustee shall issue receipts.

11.3 EVIDENCE

          Whenever it is provided in this Indenture, with reference to any application to the Trustee for the certification and delivery of Notes or other action hereunder, that the Issuer shall deposit with the Trustee resolutions, certificates, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith at the time of the granting of such application (or on the effective date of any such certificate or report, as the case may be) of the facts and opinions stated in all documents so deposited shall, in each and every such case, be conditions precedent to the right of the Issuer to have such application granted. The Trustee may rely on and shall be protected in acting upon any such documents deposited with it in purported compliance with any such provision or of any other purpose hereof, but may in its discretion require further evidence before acting or relying thereon.

          The Trustee may rely and act on and shall be protected in relying and acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

11.4 Experts AND ADVISERS

          The Trustee may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its rights and duties hereunder and may pay reasonable remuneration, and be reimbursed in accordance with Section 5.2 for all services so performed by any of them, and shall not be responsible for any misconduct on the part of any of them.

          The Trustee may rely and act and shall be protected in relying and acting in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser or other expert or adviser, whether retained or employed by the Issuer or by the Trustee, in relation to any matter arising in the administration of the trusts hereunder and the fulfilment of its obligations and the exercise of its rights hereunder.

11.5 INVESTMENT OF FUNDS

          Upon receipt of a written direction from the Issuer, the Trustee shall invest the funds in its name in accordance with such direction. Any direction from the Issuer to the Trustee shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. the next Business Day. For the purpose hereof, "Authorized Investments" means short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an affiliate or related party of the Trustee) provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service.

          In the event that the Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of the funds and may, but need not, invest same in its deposit department or the deposit department of one of its affiliates; but the Trustee and its affiliates shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Trustee or one of its affiliates. The Trustee shall not be held liable for any losses incurred in the investment of any funds in Authorized Investments.

11.6 ACTION BY TRUSTEE TO PROTECT INTERESTS

          The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect and enforce its interests and the interests of the Noteholders.

11.7 TRUSTEE NOT REQUIRED TO GIVE SECURITY

          The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

11.8 TRUSTEE'S CHEQUE TO SATISFY LIABILITY

          The forwarding of a cheque by the Trustee (or, in the case of any payment of $25,000,000 or more, payment pursuant to Section 1.9) will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless, in the case of payment received by cheque, such cheque is not honoured on presentation; provided that in the event of non-receipt of such cheque by the payee, or loss or destruction thereof, the Trustee upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

11.9 PROTECTION OF TRUSTEE

          By way of supplement to the provisions of any law for the time being relating to trustees:

     (a) the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Notes (except the representation contained in Section 11.11 and in the certificate of the Trustee on the Notes) or required to verify the same, but any such statements or recitals are and shall be deemed to be made by the Issuer;

     (b) nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto or thereto;

     (c) the Trustee shall not be bound to give to any Person notice of the execution hereof nor to do, observe or perform or see to the observance or performance by the Issuer of any of the obligations herein imposed upon the Issuer or of the covenants on the part of the Issuer herein contained, nor in any way to supervise or interfere with the conduct of the Issuer's business, unless the Trustee shall have been required to do so by a Noteholders' Request or by a Special Resolution of the Holders passed in accordance with the provisions contained in Article 9, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself;

     (d) the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Issuer of any of the covenants contained in this Indenture or of any acts of the agents or servants of the Issuer;

     (e) the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Issuer hereby indemnifies and saves harmless the Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Trustee or which it may suffer or incur as a result or arising out of the performance of its duties and obligations hereunder (including the fees and disbursements of any advisers and legal counsel it may retain), save only in the event of gross negligence or wilful misconduct of the Trustee or any of its officers, directors, employees and agents. This indemnification shall survive the termination or discharge of this Indenture whether by reason of removal or resignation of the Trustee;

     (f) the Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it;

     (g) the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Issuer;

     (h) no obligation shall rest with the Trustee to analyze the financial statements required to be delivered to it, or evaluate the performance of the Issuer as indicated therein; and

     (i) the Trustee, in its capacity as trustee of the Notes issued hereunder, is a party only to this Indenture and is not a party to any other agreement with respect to the initial public offering of the trust units of the Fund, including the Fund Declaration of Trust or the Issuer Declaration of Trust. The Trustee shall have no duties or responsibilities other than those expressly set forth in this Indenture, and no implied duties or obligations shall be read into this Indenture against the Trustee. The Trustee shall have no duty to enforce any obligation of any Person, other than as provided herein.

11.10 REPLACEMENT OF TRUSTEE

          The Trustee may resign and be discharged from all further duties and liabilities hereunder by giving to the Issuer not less than 60 days' notice in writing or such shorter notice as the Issuer may accept as sufficient. The Noteholders, by Special Resolution, shall have the power at any time to remove the Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Noteholders; failing such appointment by the Issuer, the retiring Trustee or any Noteholder may apply at the Issuer's expense to the Ontario Superior Court of Justice, on such notice as the Court may direct, for the appointment of a new trustee; but any new trustee so appointed by the Issuer or by the Court shall be subject to removal as aforesaid by the Noteholders. Any new trustee appointed under these provisions must be a corporation authorized to carry on the business of a trust company in the Province of Ontario and if required by Applicable Legislation of any other Province, in such other province. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of the Issuer, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new trustee, provided that any resignation or removal of the Trustee and appointment of a successor trustee shall have executed an appropriate instrument accepting such appointment. At the request of the Issuer or the new trustee, the retiring Trustee, upon payment of the amounts, if any, due to it pursuant to Section 5.2, shall duly assign, transfer and deliver to the new trustee all property and money held and all records kept by the retiring Trustee hereunder or in connection herewith.

          Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act of any one of the parties hereto provided that such corporation would be eligible for appointment as new trustee in accordance with this Section 11.10.

          The Issuer will give notice to all Holders of any appointment of a new trustee.

11.11 CONFLICT OF INTEREST

          The Trustee represents to the Issuer that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate same or resign its trust hereunder. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Notes shall not be affected in any manner whatsoever by reason thereof.

          Subject to the preceding paragraph, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Issuer and generally may contract and enter into business transactions with the Issuer or any of its Affiliates without being liable to account for any profit made thereby.

11.12 DELEGATION OF POWERS

          The Trustee may delegate to any Person the performance of any of the trusts and powers vested in it by this Indenture and any such delegation may be made upon such terms and conditions and subject to such regulations as the Trustee may think to be in the best interests of the Noteholders.

11.13 ACCEPTANCE OF TRUST

          The Trustee hereby accepts any and all trusts created or constituted hereby and agrees to perform the same upon the terms and conditions herein set forth. In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Noteholders and exercise that degree of care, diligence and skill that a reasonably prudent institutional trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee shall only be liable for its own wilful misconduct and negligence. The Trustee shall not be liable for any act or default on the part of any agent employed by it or a co-trustee, or for having permitted any agent or co-trustee to receive and retain any monies payable to the Trustee hereunder, except as aforesaid. The Trustee shall read and understand and act upon (as required) all of the certificates, opinions and other documents delivered to it under or pursuant to this Indenture.

11.14 OTHER

          Except as otherwise expressly provided herein or in a Special Resolution, Noteholders' Request or other resolutions, written instrument, request or direction of any of the Noteholders pursuant to this Indenture, the Trustee shall not be obliged to render any account to the Noteholders, nor return to the Noteholders any amounts which it has received in the performance of its rights, powers, duties, trusts, obligations and responsibilities hereunder, nor pay any interest to the Noteholders on such amounts.

                                   ARTICLE 12
                                  MISCELLANEOUS

12.1 SEVERABILITY

          If any term or other provision of this Indenture is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Indenture will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Indenture is not affected in any manner materially adverse to any party hereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Indenture will negotiate in good faith to modify this Indenture so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Indenture are fulfilled to the fullest extent possible.

12.2 NOTICES TO PARTIES

          All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally by postage prepaid mail or by confirmed facsimile to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

     (a) in the case of the Noteholders, at their addresses shown on the register kept by the Trustee pursuant to Section 2.14;

     (b)  in the case of the Trustee, as follows:

          Computershare Trust Company of Canada
          100 University Avenue
          9th Floor, North Tower
          Toronto, Ontario
          M5J 2YI

          Attention:  Manager, Corporate Trust
          Telecopier: 416-981-9777

     (c)  in the case of the Issuer or the Issuer Trustees, as follows:

          CII Trust
          2255 Markham Road
          Toronto, Ontario
          M1B 2W3

          Attention: Trustees of CII Trust
          Fax: 416-298-0612

          with a copy to:

          Fogler, Rubinoff LLP
          1200-95 Wellington Street West
          Toronto-Dominion Centre
          Toronto, Ontario
          M5J2Z9
          Attention: Norman May
          Fax: (416) 941-8852

provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or a similar section of any other newspaper having national circulation in Canada; provided further that if there is no such newspaper having national circulation, then by publishing twice in the business section or a newspaper in the city where the registers referred to in Section 2.14 are maintained. Any notice so given shall be deemed to have been given on the day of hand delivery or facsimile or the second day following that on which the notice was mailed or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was mailed, it shall be sufficient to prove that such notice was properly addressed, stamped and mailed. Notice to any one of several joint Holders of Notes shall be deemed effective notice to the other joint Holders. Any notice sent by mail to or left at the address of a Noteholder pursuant to this Section shall, notwithstanding the death or bankruptcy of such Noteholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully given and shall be deemed sufficient notice to all Persons having an interest in the Notes concerned. Accidental delay or accidental failure to mail notice to any Holder will not invalidate any action or proceeding founded thereon.

12.3 EXECUTION AND EFFECT OF RESTATED INDENTURE

          Subject to Article 10, a restated Indenture, setting forth the terms of this Indenture, as amended to the time of execution, may be executed at any time or from time to time by the Trustee and such restated Indenture as so executed shall thereafter be effective and may thereafter be referred to in lieu of the original Indenture as so amended; provided, however, that no such execution of a restated Indenture shall be deemed to constitute a termination of this Indenture or the trusts constituted hereunder.

12.4 CONSOLIDATIONS

          The Trustee may prepare consolidated copies of this Indenture as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of this Indenture, as amended or amended and restated.

12.5 COUNTERPARTS

          This Indenture may be executed in counterparts (including counterparts by facsimile), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

12.6 AUTHORSHIP

          The parties hereto agree that the terms and language of this Indenture are the result of negotiations between the parties hereto and, as a result, there will be no presumption that any ambiguity in this Indenture will be resolved against any party hereto.

12.7 SUCCESSORS AND ASSIGNS

          The provisions of this Indenture shall enure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns.

12.8 TIME OF THE ESSENCE

          Time shall be of the essence of this Indenture.

12.9 GOVERNING LAW

          This Indenture and the Notes shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

12.10 ATTORNMENT

          Each party to this Indenture agrees that any action or proceeding arising out of or relating to this Indenture may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and agrees not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

12.11 IN RESPECT OF THE ISSUER

          The Trustee hereby acknowledges the obligations of the Issuer under this Indenture and that such obligations will not be personally binding upon any of the Issuer Trustees, any registered or beneficial holder of Issuer Interest or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligations or liability of the Issuer arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Issuer will be limited to, and satisfied only out of, the assets of the Issuer.

12.12 THE ISSUER TRUSTEES ACTING AS TRUSTEES ONLY

          The Trustee hereby acknowledges that the Issuer Trustees are acting solely in their capacities of trustees of the Issuer, and not in their personal or any other capacities. The Issuer solely shall be responsible for the performance of the Issuer's obligations hereunder and the assets of the Issuer solely shall be subject to levy or execution in satisfaction of such obligations.

12.13 LANGUAGE

          The parties acknowledge that they have requested this Indenture and all documents, notices, correspondence and legal proceedings arising from this agreement or relating hereto be drawn up in English, but without prejudice to any documents, notices, correspondence and legal proceedings which may from time to time be drawn up in French. Les parties reconnaissent qu'elles ont exige que cette convention soient rediges en anglais mais sans prejudice a tout document, tout avis, toute correspondance et toute procedure legale qui, de temps a autre, peuvent etre rediges en francais.

          IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the date indicated on the first page of this Indenture.

                                        CII TRUST


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Peter White
                                        Title: Trustee


                                        COMPUTERSHARE TRUST COMPANY OF CANADA


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Patricia Wakelin
                                        Title: Authorized Signatory


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Mohanie Shivprasad
                                        Title: Authorized Signatory

                                  SCHEDULE "A"

                              FORM OF SERIES 1 NOTE

                                    CII TRUST

          (established pursuant to the laws of the Province of Ontario)

                  0.01% UNSECURED SUBORDINATED PROMISSORY NOTE

Certificate Number: SI - ____________

DUE: On demand

MATURITY DATE: May 5, 2031

INTEREST RATE: 0.01%

CII Trust (herein referred to as the "Issuer"), for value received, hereby promises to pay to the registered holder hereof on demand (in whole or in part), or if no demand for payment is made, on May 5, 2031, on presentation and surrender of this Note, the principal amount evidenced from time to time on the grid schedule attached here to as Schedule I in lawful money of Canada, at the principal transfer office of the Trustee in Toronto, Ontario, interest accrued thereon from and including the Issue Date at an interest rate of 0.01% per annum. The registered holder hereof shall be required to provide notice of demand for payment at least three Business Days prior to the date on which payment is to be made.

As interest becomes due on this Note, the Issuer shall cause to be: (i) hand delivered or sent by prepaid ordinary mail a cheque or (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be able or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the register, unless such joint Holders otherwise direct. If more than one address or count appears on the register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque (or loss or destruction thereof) or funds for interest by the Holder, the Issuer will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt (or loss or destruction thereof) as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is issued under a Note Indenture (herein referred to as the "Note Indenture") dated as of May 5, 2006 between the Issuer and Computershare Trust Company of Canada, as Trustee. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Issuer and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in denominations of $1.00 and integral multiples of $1.00 only. Upon compliance with the provisions of the
Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and rateably without priority or preference. This Note is a direct obligation of the Issuer, but is not secured by any mortgage, hypothec, charge or pledge. The debt obligations evidenced by this Note are subordinate to all Senior Indebtedness of the Issuer.

Except to the limited extent set forth in the Note Indenture, the Issuer may not redeem, purchase or prepay this Note.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the register to be kept at the principal transfer office of the Trustee in the City of Toronto, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Issuer (with the approval of the Trustee) and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture. This Note shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

In witness whereof the Issuer has caused this Note to be signed by its duly authorized trustees or officers as of the __ day of ___________, ____.

                                        CII TRUST


                                        Per:
                                             -----------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Series 1 Notes referred to in the Note Indenture within mentioned.

                                        DATED:
                                               ---------------------------------

                                        COMPUTERSHARE TRUST COMPANY OF CANADA,
                                        TRUSTEE


                                        Per:
                                             -----------------------------------
                                             (Authorized Signature)

Form of Registration

(no writing hereon except by Trustee or other Registrar)

                                                  Signature of Trustee or other
Date of Registration   In Whose Name Registered             Registrar
--------------------   ------------------------   -----------------------------


(FORM OF TRANSFER PANEL)

          TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

________________________________________________________________________
(Please print or typewrite name and address of assignee)

the within Note of CII Trust and hereby irrevocably constitutes and appoints ___________________ Attorney to transfer the said Note on the register of the Series 1 Notes due on May 5, 2031 of the said trust, with full power of substitution in the premises.


Date:
      -------------------------------   ----------------------------------------
                                        (Signature of Transferor)
                                        The signature of the Transferor must
                                        correspond with the name written upon
                                        the face of this certificate in every
                                        particular without alteration or
                                        enlargement or change whatsoever.

If the transfer of this security is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the said trust.

The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed".

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.


                                   ----------------------------------------
                                   (Signature of Guarantor)

                                   Name of Assignee:
                                                     ----------------------

                                   Address of Assignee:
                                                        ------------------------
                                   Social Insurance Number of Assignee:
                                                                        --------

                                   SCHEDULE I

                                  GRID SCHEDULE

DATE OF ADVANCE OR   AMOUNT OF   AMOUNT OF      OUTSTANDING
     REPAYMENT        ADVANCE    REPAYMENT   PRINCIPAL AMOUNT   TRUSTEE'S NOTATION
------------------   ---------   ---------   ----------------   ------------------


                                  SCHEDULE "B"

                              FORM OF SERIES 2 NOTE

                                    CII TRUST

          (established pursuant to the laws of the Province of Ontario)

     ___% UNSECURED SUBORDINATED PROMISSORY NOTE

Certificate Number: S2-_______________                          $_______________

DUE: __________

INTEREST RATE: ___%

CII Trust (herein referred to as the "Issuer"), for value received, hereby promises to pay to the registered holder hereof on __________, or on such earlier or later date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the
Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $__________ in lawful money of Canada, at the principal transfer office of the Trustee in Toronto, Ontario, and to pay interest thereon from and including the Issue Date at the interest rate specified above, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

As interest becomes due on this Note, the Issuer shall cause to be: (i) hand delivered or sent by prepaid ordinary mail a cheque or (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be able or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the register, unless such joint Holders otherwise direct. If more than one address or account appears on the register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque (or loss or destruction thereof) or funds for interest by the Holder, the Issuer will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt (or loss or destruction thereof) as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is issued under a Note Indenture (herein referred to as the "Note Indenture") dated as of May 5, 2006 beween the Issuer and Computershare Trust Company of Canada, as Trustee. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Issuer and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in denominations of $1.00 and integral multiples of $1.00 only. Upon compliance with the provisions of the
Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and rateably without priority or preference. This Note is a direct obligation of the Issuer, but is not secured by any mortgage, hypothec, charge or pledge. The debt obligations evidenced by this Note are subordinate to all Senior Indebtedness of the Issuer.

Except to the limited extent set forth in the Note Indenture, the Issuer may not redeem, purchase or prepay this Note. The Holder hereof does not have the right to require the Issuer to redeem this Note at any time.

The principal hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the
Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the register to be kept at the principal transfer office of the Trustee in the City of Toronto, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Issuer (with the approval of the Trustee) and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture. This Note shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

In witness whereof the Issuer has caused this Note to be signed by its duly authorized trustees or officers as of the __________ day of __________, __.

                                        CII TRUST


                                        Per:
                                             -----------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Series 2 Notes referred to in the Note Indenture within mentioned.

                                        DATED:
                                               ---------------------------------

                                        COMPUTERSHARE TRUST COMPANY OF CANADA,
                                        TRUSTEE


                                        Per:
                                             -----------------------------------
                                             (Authorized Signature)

Form of Registration

(no writing hereon except by Trustee or other Registrar)

Date of Registration   In Whose Name Registered   Signature of Trustee or other Registrar
--------------------   ------------------------   ---------------------------------------


(FORM OF TRANSFER PANEL)

     TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

________________________________________________________________________________

(Please print or typewrite name and address of assignee)

the within Note of CII Trust and hereby irrevocably constitutes and appoints _________________ Attorney to transfer the said Note on the register of the Series 2 Notes due ____________________ of the said trust, with full power of substitution in the premises.


Date:
      ------------------------          ----------------------------------------
                                        (Signature of Transferor)

                                        The signature of the Transferor must
                                        correspond with the name written upon
                                        the face of this certificate in every
                                        particular without alteration or
                                        enlargement or change whatsoever.

If the transfer of this security is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the said trust.

The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed".

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.


                      ----------------------------------------------------------
                      (Signature of Guarantor)

                       Name of Assignee:
                                         ---------------------------------------

                      Address of Assignee:
                                           ------------------------------------

                      Social Insurance Number of Assignee:
                                                           ---------------------

                                  SCHEDULE "C"

                              FORM OF SERIES 3 NOTE

                                    CII TRUST

          (established pursuant to the laws of the Province of Ontario)

____% UNSECURED SUBORDINATED PROMISSORY NOTE

Certificate Number: S3-______________________   $______________________________

DUE: May 5, 2031

INTEREST RATE: ____%

CII Trust (herein referred to as the "Issuer"), for value received, hereby promises to pay to the registered holder hereof on May 5, 2031, or on such earlier or later date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the
Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $_________ in lawful money of Canada, at the principal transfer office of the Trustee in Toronto, Ontario, and to pay interest thereon from and including the Issue Date at the interest rate specified above, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

As interest becomes due on this Note, the Issuer shall cause to be: (i) hand delivered or sent by prepaid ordinary mail a cheque or (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be able or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the register, unless such joint Holders otherwise direct. If more than one address or account appears on the register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque (or loss or destruction thereof) or funds for interest by the Holder, the Issuer will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt (or loss or destruction thereof) as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is issued under a Note Indenture (herein referred to as the "Note Indenture") dated as of May 5, 2006 between the Issuer and Computershare Trust Company of Canada, as Trustee. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Issuer and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in denominations of $1.00 and integral multiples of $1.00 only. Upon compliance with the provisions of the
Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and rateably without priority or preference. This Note is a direct obligation of the Issuer, but is not secured by any mortgage, hypothec, charge or pledge. The debt obligations evidenced by this Note are subordinate to all Senior Indebtedness of the Issuer.

Except to the limited extent set forth in the Note Indenture, the Issuer may not redeem, purchase or prepay this Note. The Holder hereof does not have the right to require the Issuer to redeem this Note at any time.

The principal hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the
Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the register to be kept at the principal transfer office of the Trustee in the City of Toronto, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Issuer (with the approval of the Trustee) and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture. This Note shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

In witness whereof the Issuer has caused this Note to be signed by its duly authorized trustees or officers as of the __________ day of __________,
__________.

                                        CII TRUST


                                        Per:
                                             -----------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Series 3 Notes referred to in the Note Indenture within mentioned.

                                        DATED:
                                               ------------------

                                        COMPUTERSHARE TRUST COMPANY OF CANADA,
                                        TRUSTEE


                                        Per:
                                             -----------------------------------
                                             (Authorized Signature)

Form of Registration

(no writing hereon except by Trustee or other Registrar)

                       In Whose Name
Date of Registration     Registered    Signature of Trustee or other Registrar
--------------------   -------------   ---------------------------------------


(FORM OF TRANSFER PANEL)

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

________________________________________________________________________________

(Please print or typewrite name and address of assignee)

the within Note of CII Trust and hereby irrevocably constitutes and appoints __________________ Attorney to transfer the said Note on the register of the Series 3 Notes due May 5, 2031 of the said trust, with full power of substitution in the premises.


Date:
      ----------------------            ----------------------------------------
                                        (Signature of Transferor)

                                        The signature of the Transferor must
                                        correspond with the name written upon
                                        the face of this certificate in every
                                        particular without alteration or
                                        enlargement or change whatsoever.

If the transfer of this security is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the said trust.

The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed".

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.


                                        ----------------------------------------
                                        (Signature of Guarantor)

                                        Name of Assignee:
                                                          ----------------------

                         Address of Assignee:
                                              ----------------------------------

                         Social Insurance Number of Assignee:
                                                              ------------------

                                   SCHEDULE "D"

                                    CII TRUST

                              NOTICE OF REDEMPTION

TO: Holders of [SERIES 1] [SERIES 2] [SERIES 3] Notes (the "NOTES") of CII Trust (the "ISSUER") issued pursuant to a Note Indenture (the "Note Indenture") dated as of May 5, 2006 between Computershare Trust Company of Canada (the "TRUSTEE") and the Issuer

________________________________________________________________________________

NOTICE IS HEREBY GIVEN that the Issuer has called for redemption on _______________ (the "REDEMPTION DATE") of _________________ principal amount of the Notes (the "REDEEMED NOTES"). The Issuer will pay to or to the order of the registered holders of the Redeemed Notes the principal amount thereof plus interest that has accrued but unpaid to but excluding the Redemption Date.

Such payment will be made upon presentation and surrender of the certificate(s) for such Redeemed Notes to:

          Computershare Trust Company of Canada
          100 University Avenue
          9th Floor, North Tower
          Toronto, Ontario
          M5J2YI

          Attention: Manager, Corporate Trust

The redemption price will consist of $______________ [AND/OR WHERE A REDEEMED
NOTE IS A SERIES 1 NOTE $______________ PRINCIPAL AMOUNT OF SERIES 3 NOTES ISSUED BY THE ISSUER] for $______________ principal amount of Note(s).

From and after the Redemption Date, interest upon the principal amount of the Redeemed Notes shall cease to be payable and the holders of the Redeemed Notes will have no rights in respect thereof except the right to receive such payment of the redemption amount. Payment of the said redemption amount and interest on the Redeemed Notes will be made only to registered Holders of the Redeemed Notes at the address appearing on the appropriate register and any such payment will be a good discharge to the Issuer and the Trustee of their respective obligations in respect of the amount so paid.

                                        CII TRUST


                                        Per:
                                             -----------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------